FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2006
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

QUARTER ENDED
30 SEPTEMBER 2006
News release
Q1 F2007 results
- Unaudited -
we deliver
R2 billion (US$280 million) operating profit and R698
million (US$98 million) net earnings generated for
the quarter
JOHANNESBURG. 26 October 2006 – Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings for the September 2006 quarter of R698 million compared with
R618 million in the June 2006 quarter and R64 million for the September quarter of 2005. In
US dollar terms net earnings for the September 2006 quarter were US$98 million compared with US$97 million in the June 2006 quarter and US$10 million for the September quarter of
2005. Net earnings excluding gains and losses on financial instruments and foreign debt net of cash and exceptional items were R702 million (US$99 million) for the September 2006 quarter compared with R550 million (US$86 million) for the June 2006 quarter, an increase of
28 per cent.
September 2006 quarter highlights:
•
Attributable gold production decreased marginally to just over one million ounces;
•
Ore Reserve Development (ORD) costs, previously included in operating costs at the South African operations, are now being capitalised and amortised;
•
Total cash costs US$350 per ounce (June quarter – US$345 per ounce restated);
•
Net earnings of R698 million (US$98 million), increase for the fifth consecutive quarter;
•
National power shortages in Ghana being managed at Tarkwa and Damang;
•
Growth projects at Driefontein (9 shaft extension) and Kloof (KEA) commence;
•
Gold Fields to acquire 50 per cent of South Deep from Barrick, increase
Western Areas’ stake to 34.7 per cent with an option to go to 41 per cent, and make a general offer to Western Areas’ shareholders.
Ian Cockerill, Chief Executive Officer of Gold Fields, said:
“Gold Fields has delivered another strong performance for the first quarter of fiscal 2007, with net earnings increasing 13 per cent from R618 million to R698 million. Despite the slight drop in production revenues increased to R4.7 billion from R4.4 billion as the rand gold price received improved 10 per cent to R142,035 per kilogram.
Operating profit increased a further 6 per cent to R2.0 billion while group margins remained buoyant at 42 per cent. Cost pressures continue to remain a challenge in the current commodity cycle and we will have to be vigilant to ensure that current gold prices, as far as possible, report to the bottom line.
We continue with our focus on inward investment and optimisation of our ore bodies. We are investing R25 billion in South Africa, through the depth extension projects at Kloof and
Driefontein and our bid for the South Deep asset. These investments will provide Gold Fields with a solid foundation from which to pursue our commitment to international growth.”
Stock data
JSE Limited – (GFI)
Number of shares in issue
Range - Quarter
ZAR126.11 – ZAR173.80
- at end September 2006
495,505,475
Average Volume - Quarter 1,875,952 shares / day
- average for the quarter
495,449,657
NYSE – (GFI)
Free Float
100%
Range - Quarter
US$17.23 – US$24.48
ADR Ratio
1:1
Average Volume - Quarter 1,479,627 shares / day
Bloomberg / Reuters
GFISJ / GFLJ.J

I
GOLD FIELDS RESULTS Q1F2007
H e a l t h   a n d   s a f e t y
We regret to report nine fatal injuries during the September quarter with six of these accidents the result of falls of ground and seismicity. All of the fatalities occurred at the South African operations. The fatal injury frequency rate was 0.25 per million man hours worked, an improvement on the previous quarter’s
figure of 0.44. The lost day injury frequency rate regressed from
11.75 to 13.15, the serious injury frequency rate regressed from
6.6 to 7.1 and the days lost frequency rate regressed from 378 to
414 per million man hours worked.

Management is concerned about the increase in the severity of the accidents during the quarter and is actively seeking
improvements that meet the Ontario safety standards on all of our mines. The behavioural interventions at Bombodi at Beatrix,
Laphuma Ilanga at Driefontein and Eyethu at Kloof continued
during the quarter.
F i n a n c i a l   r e v i e w
Quarter ended 30 September 2006
compared to quarter ended 30 June 2006
Revenue
Attributable gold production decreased by 1 per cent from
1,018,000 ounces in the June 2006 quarter to 1,005,000 ounces in the September quarter. Production at the South African
operations decreased 3 per cent to 649,000 ounces, compared
with 669,000 ounces in the June quarter. Attributable production at the international operations increased 2 per cent from 349,000 ounces to 356,000 ounces.

At the South African operations, the increase in gold production at
Kloof and Beatrix was more than offset by a 10 per cent decrease at Driefontein due to lower underground grades. The decrease in grade resulted from depletion of high grade panels at 4 shaft and lower grades being mined at 6, 7 and 8 shafts. This was
exacerbated by increased seismicity, especially at 4 shaft. The increases at Kloof and Beatrix resulted from an increase in
underground ore processed.

The international operations had an overall increase in production with increased gold output from the Australia operations offset by lower gold output at the Ghana and Venezuela operations. Gold production at Tarkwa was marginally lower than the June quarter due to lower grades offset by additional volumes treated.
Damang gold production reduced by 13 per cent on the back of lower grades due to having depleted the high grade Amoanda pit as forecast previously. Production at Damang will return to more historic levels only in the March 2007 quarter once ore from the
Damang cutback comes on line together with increased volumes from the Juno 2 South West (J2SW) pit. Choco 10 had a
disappointing quarter primarily due to the failure of the ball mill clutch which affected 29 days of mill throughput. At St Ives the increase in gold production came from increased throughput from the Lefroy mill, which had a five day maintenance shutdown in the
June quarter. At Agnew, gold production increased 20 per cent, mainly due to increased underground grades and tonnages from the Waroonga complex.

The average quarterly US dollar gold price decreased from
US$628 per ounce in the June quarter to US$622 per ounce this quarter, a 1 per cent decrease. The average rand/US dollar
exchange rate weakened by 11 per cent quarter on quarter,
averaging R7.10, compared with R6.39 in the June quarter. As a result of the weaker rand the rand gold price increased from
R128,974 per kilogram to R142,035 per kilogram, a 10 per cent improvement.

The increase in the rand gold price achieved resulted in revenue increasing from R4,369 million (US$683 million) to R4,732 million
(US$667 million) quarter on quarter.
Operating costs
Over the past year we have provided a pro-forma total cash cost for the South African operations in addition to the actual disclosed cash cost. This pro-forma cash cost was calculated on the basis that Ore Reserve Development (ORD) was, like our peers,
capitalised to the Balance Sheet. As from 1 July 2006 the Group accounting policy has changed; ORD will be capitalised
retrospectively, with the resultant assets being amortised on a units of production basis – see page 10 for further details. As a result, all prior year and quarterly results have been restated in line with this policy.

Operating costs for September 2006, amounted to R2,764 million
(US$389 million) compared with R2,519 million (US$394 million)
in the June quarter, an increase of 10 per cent. The increase at the South African operations amounted to 5 per cent, from R1,563 million (US$244 million) to R1,644 million (US$232 million). This was due to the 6 per cent annual wage increase, increased
stoping at Beatrix, additional development across all operations and normal inflationary increases. Savings from the cost saving initiatives, as detailed under Project 500 on page 3, assisted in offsetting a portion of these cost increases.

Costs at the international operations, including gold-in-process movements, amounted to R1,101 million (US$155 million), 18 per
South African Rand
United States Dollars
Quarter
Salient features
Quarter
Restated˜
September
2005
Restated˜
June
2006
September
2006
September
2006
Restated˜
June
2006
Restated˜
September
2005
30,892
31,669
31,262
kg
Gold produced*
oz (000)
1,005
1,018
993
67,212
70,908
79,862
R/kg
Total cash costs
$/oz
350
345
321
11,888
12,651
12,858
000
Tons milled
000
12,858
12,651
11,888
91,669
128,974
142,035
R/kg
Revenue
$/oz
622
628
437
191
199
215
R/ton
Operating costs
$/ton
30
31
29
738
1,873
1,987
Rm
Operating profit
$m
280
293
113
24
43
42
%
Operating margin
%
42
43
24
64
618
698
Rm
$m
98
97
10
13
125
141
SA c.p.s.
Net earnings
US c.p.s.
20
20
2
61
607
692
Rm
$m
98
95
9
12
123
140
SA c.p.s.
Headline earnings
US c.p.s.
20
19
2
69
550
702
Rm
$m
99
86
11
14
111
142
SA c.p.s.
Net earnings excluding gains
and losses on financial
instruments and foreign debt
net of cash and exceptional
items
US c.p.s.
20
17
2
* Attributable – All companies wholly owned except for Ghana (71.1%) and Choco 10 (95%).
˜ Change in accounting policy – Ore Reserve Development (ORD) costs are capitalised and amortised.

GOLD FIELDS RESULTS Q1F2007
I

cent more than the R933 million (US$146 million) incurred in the
June quarter. Eleven per cent of this increase was due to the weakening of the rand.

Costs at Tarkwa and Damang increased due to the cost of on-
mine power generation in line with the national load shedding requirements as a consequence of previously reported power
shortages. Costs at Tarkwa were also impacted by an increase in fleet maintenance costs as forecast. Operating costs at Choco 10 increased as a result of higher processing and general and
administration costs (G&A). Processing costs increased as a
result of buying in process water and as a result of increased reagent and contractor costs. G&A increased primarily as a result of the full inclusion of their share of Gold Fields overheads. At St
Ives, operating costs increased by 9 per cent reflecting the increase in mining volume and input costs, primarily power and fuel. Increased waste normalisation charges were the main driver for the increased St Ives costs with a total of A$7 million being added as a result of the shortening of the lives of Mars and West
Revenge open pits. In Australian dollar terms Agnew reported a decrease of 21 per cent or A$4 million in costs quarter on quarter despite a significant increase in production. The prime driver for this reduction was a change in estimate related to the waste normalisation for the Songvang open pit.

Effect of capitalising Ore Reserve Development (ORD) on unit costs.
Ore Reserve Development has been capitalised in this quarter’s results and retrospectively in the comparative results in this report.
This brings its accounting treatment in line with our peers and is the preferred methodology for accounting for ORD in the industry.
The impact of the capitalisation is given in the tables at the bottom of page 16 (impact on total cash costs) and page 21 (impact on cost per ton milled).
Operating margin
The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was an operating profit of R1,987 million (US$280 million). This is 6 per cent higher than the R1,873 million (US$293 million) achieved in the June quarter.
The Group operating margin was virtually unchanged at 42 per cent. The margin at the South African operations increased from
42 per cent to 43 per cent, while the margin at the international operations decreased from 45 to 41 per cent in line with the increase in costs.
Amortisation
Amortisation increased from R617 million (US$97 million) in the
June quarter to R681 million (US$96 million) in the September quarter. Amortisation at the Australian operations increased by
R76 million (A$12 million) split more or less evenly between St
Ives and Agnew. At St Ives the increase was mainly due to an increase in mined ounces and an increase in rates due to a
decline in reserve. At Agnew, the increase was due to an
increase in the Songvang amortisation rate due to the
capitalisation of pre-strip development. Amortisation includes
ORD at the South African operations.
Other
Net interest and investment income increased from a net paid of
R5 million (US$1 million) for the June quarter to an income of R17 million (US$2 million) in the September quarter and reflects interest received of R60 million (US$8 million) partially offset by the interest cost on the Mvela loan of R27 million (US$4 million)
and interest on offshore debt raised to partly finance the
acquisition of Bolivar of R16 million (US$2 million). The out performance of certain of the Group’s investments contributed to the increase in net interest.

The loss on foreign debt, net of cash, of R3 million (US$1 million), compares with a gain of R40 million (US$7 million) in the June quarter. The June quarter’s gain consists largely of a currency conversion adjustment arising from a change in the functional currency from US dollars to rands of one of the Group’s offshore subsidiary companies in terms of IAS 21 (revised) – Effects of changes in foreign exchange rates.

The loss on financial instruments of R9 million (US$1 million)
compares with a gain of R24 million (US$4 million) in the June quarter. This quarter’s loss comprises mainly marked to market losses on a new diesel hedge taken out in Ghana partially offset by a marked to market gain on rand/US dollar forward cover.
More details on these financial instruments are given on page 15 of this report.
Exploration
Exploration expenditure decreased from R94 million (US$15
million) in the June quarter to R66 million (US$9 million) in the
September quarter. Please refer to the Exploration and Corporate
Development section for more detail.
Taxation
Taxation for the quarter amounted to R464 million (US$65 million)
compared with R475 million (US$74 million) in the June quarter.
The tax provision includes normal and deferred taxation on all operations together with government royalties at the international operations. The decrease was partially due to the decrease in the effective tax rate in Ghana from 26.5 per cent to 25 per cent with effect from 1 July 2006.
Earnings
Net profit attributable to ordinary shareholders amounted to R698 million (US$98 million) or 141 SA cents per share (US$0.20 per share), compared with R618 million (US$97 million) or 125 SA cents per share (US$0.20 per share) in the previous quarter and represents an increase of 13 per cent.

Headline earnings i.e. earnings less the after tax effect of asset sales, impairments and the sale of investments, was R692 million
(US$98 million) or 140 SA cents per share (US$0.20 per share), compared with earnings of R607 million (US$95 million) or 123
SA cents per share (US$0.19 per share) last quarter.

Earnings excluding exceptional items as well as net gains and losses on financial instruments and foreign debt net of cash amounted to R702 million (US$99 million) or 142 SA cents per share (US$0.20 per share), compared with earnings of R550
million (US$86 million) or 111 SA cents per share (US$0.17 per share) reported last quarter.
Cash flow
Cash flow from operating activities for the quarter was R1,609 million (US$227 million), which is 8 per cent lower than the operating cash flow generated in the June quarter of R1,742
million (US$267 million). This decrease in cash flow reflects the increased tax payments relating to the fiscal 2006 year end but processed in the September quarter, which more than offsets the increase in operating profit.

Dividends paid amounted to R556 million (US$78 million) of which
R11 million (US$2 million) was paid to outside shareholders in
Ghana compared with R46 million (US$7 million) last quarter.

Capital expenditure amounted to R1,188 million (US$167 million)
compared with R876 million (US$137 million) in the June quarter, an increase of R312 million. Of this increase R237 million relates to amounts spent on the construction of the Cerro Corona mine in
Peru, which increased from R124 million (US$19 million) in the
June quarter to R361 million (US$51 million) in the September quarter. The balance of the increase was at the Australian
operations and at Choco 10.

Choco 10 increased expenditure by R50 million (US$7 million) to
R77 million (US$11 million) as the mine increased exploration drilling and the plant upgrade nears completion.

I
GOLD FIELDS RESULTS Q1F2007
The Australian operations incurred capital expenditure of R174 million (A$32 million), compared with R122 million (A$26 million)
in the June quarter. Expenditure at St Ives of R116 million (A$22 million) increased by over R16 million (A$3 million) due to
increased exploration R8 million (A$2 million) and additional development costs R7 million (A$1 million). At Agnew, the
increase of R26 million (A$4 million) was as a result of capitalised pre-strip development at Songvang.

At the Ghanaian operations, capital expenditure was similar to the
June quarter at R138 million (US$20 million). The majority of this expenditure was incurred on the Damang and Teberebie (Tarkwa)
cutbacks, which amounted to R43 million (US$6 million) and R26 million (US$4 million) respectively. Tarkwa incurred R31 million
(US$4 million) on additional owner mining equipment to improve productivity.

At the South African operations, capital expenditure was similar to the September quarter at R433 million (US$61 million).

Spending on investments amounted to R121 million (US$17
million) the majority of which was the purchase of an additional 3 million shares in Western Areas on 12 July 2006. Please refer to the Corporate section for more detail.

The cash outflow from financing activities amounted to R169
million (US$24 million), which included the half yearly loan repayment on the Mvela loan and a loan repayment to the outside shareholders of Tarkwa.

Net cash outflow for the quarter was R423 million (US$60 million).
After accounting for a translation adjustment of R29 million (US$3 million), the cash balance at the end of September was R1,224 million (US$161 million). The cash balance at the end of June was R1,618 million (US$218 million).
D e t a i l e d   a n d   o p e r a t i o n a l
r e v i e w
South African Operations
Project 500
Project 500 was initiated in September 2003 to increase revenue and reduce costs through two sub-projects i.e. Project 400 and
Project 100. These projects have proved successful and led to additional projects, Project 100+ and Project Beyond as detailed below.

Project 400
Project 400 was aimed at improving revenue such that an
additional R400 million (US$60 million) per annum could be
generated on a sustainable basis. This was to be achieved
through a basket of productivity initiatives; by eliminating non-
contributing production and replacing low-grade surface material with higher margin underground material - all aimed at improved quality volumes. The objective is to increase mining volumes whilst maintaining yields as close as possible to life of mine reserve yields.

Quarter ended
F2005
F2006*
Sep
2006*
Driefontein:
Life of mine head grade as per published
declarations
8.1
8.0
8.0
Life of mine head grade adjusted for
estimated metallurgical recoveries
7.8
7.8
7.8
Driefontein (underground yields achieved)
8.3
8.1
7.5
Kloof:
Life of mine head grade as per published
declarations
10.5
10.0
10.0
Life of mine head grade adjusted for
estimated metallurgical recoveries**
10.2
9.7
9.7
Kloof (underground yields achieved)
9.1
8.7
8.7
Beatrix:
Life of mine head grade as per published
declarations
5.5
5.5
5.5
Life of mine head grade adjusted for
estimated metallurgical recoveries
5.3
5.3
5.3
Beatrix (underground yields achieved)
5.0
5.2
4.7

*
Based on reserve statement at 31 December 2005.
**
Kloof’s life of mine head grade as adjusted for estimated metallurgical recoveries is higher than that currently achieved due to the high grade main shaft pillar, mining of which only commences in the F2007 year.
Project 100+
The success of Project 100+ over the last year continued in the first quarter of the 2007 financial year, with new initiatives planned for later in the year.

Current projects include a labour optimisation project with the long term objective of improving productivity by way of a healthier work force. The Eskom demand side management project focusing on
managing hot and cold water systems, which is expected to
realise R15 million per annum. Further projects awaiting Eskom approval include the roll-out of successful water control as well as thermal ice storage, compressed air and ventilation fan control.
The initiative to replace diesel operated locomotives with battery operated locomotives has experienced steady progress.
Replacement locomotives are expected to be delivered during the second half of financial 2007. The closure of pumping from Kloof
5 shaft, part of the Footprint Reduction Project, which allows the 5 shaft water to flow to 10 shaft for pumping continues to deliver monthly savings. The savings for financial 2007 are expected to be around R14 million. Further to this, the installation of
equipment for the Pump Efficiency Monitoring initiative is at an advanced phase of implementation, with the efficiency monitoring commencing in the December quarter and anticipated savings of up to R9 million anticipated in financial 2008.

Project Beyond
Project Beyond started out as a procurement transformation and strategic sourcing value delivery initiative that was initiated in
2004. The target was to deliver benefits to Gold Fields of
between R200 to R300 million per annum over a 3 year period.
Contracted savings were delivered on historical baseline during financial 2005 and financial 2006 of around R159 million, together with an estimated R18 million additional value on performance based contracts relating to explosives at pilot shafts and R50 million inflationary cost avoidance. Total value delivery has effectively exceeded the R200 million low range target within a two-year period.

Continued integrated supply chain optimisation during financial
2007 aims to stretch total value delivery to the upper range of the target, in spite of prevailing commodity price pressures. However, the impact of the world wide resources boom should not be under estimated.

South Africa is currently operating under extreme inflationary cost pressures with PPI rising to 9.2 per cent per annum (year on year to 31 August 2006). This level of inflationary increase has a significant input cost impact on suppliers of the mining industry with mining companies often absorbing a major portion of costs increases to ensure sustainability of supply. Commodities

GOLD FIELDS RESULTS Q1F2007
I

experiencing continued and significant global and local increases in prices are steel, copper, nickel, meat and fuel to mention a few.
Global crude-oil prices as a lead indicator for fuel recently did show some signs of softening, but only after having had a major cost impact over the last quarter on baseline fuel and transport related costs and is still subject to global political uncertainties and sensitivities. Labour related cost increase implications have also been concerning and rate of exchange implications should also not be under estimated.

Continued integrated supply chain initiatives this past quarter delivered additional planned and contracted annualised total cost benefits estimated at around R27 million. This resulted mainly from a rail upgrade tender process (in final adjudication, estimated around R18 million), and scrap sales re-negotiated contracts of around R7 million.

December quarter will include specific focus on total cost of slurry and mud pumps, salvage reclaim optimisation models,
underground services risk mitigation models (i.e. selectively reducing higher risk outsource contracts), drill steel issue and refurbishment controls and total cost optimisation and
collaborative capital procurement.

Global / International Supply Chain and Strategic Sourcing
Optimisation
During financial 2006 development was focused on understanding global synergies and the need for better improved regional
information and value delivery. Although more value was
probably delivered, specific quantified value delivery during financial 2006 indicated over US$13 million (R80 million) in total cost benefits through integrated supply chain initiatives across
Gold Fields International operations. These initial quantified benefits were mainly as a result of a focused cost optimisation project in Australia. Furthermore, benefits were also derived from an aggregated diesel contract between Australia and Ghana, as well as changing the Peru capital project diesel purchasing
arrangement from a spot-buy to a longer term fixed contract
arrangement.

The strategy going forward will be focused on decentralised
regional enablement, together with centrally supported global standards and knowledge sharing, procurement intelligence
leverage, as well as prioritised key contract and co-ordinated project synergies across all regions.

For financial 2007, quantified first quarter estimated benefits added over US$3 million (R20 million). These benefits were
derived largely through the Australian cost optimisation project, together with newly negotiated multi-year contracts in Australia of
US$2 million (R14 million).

Strategic and non-quantified key initiatives currently in progress, with a continued focus into quarter two, involves a possible
Ghanaian earthmoving tyre re-treading project to mitigate the risk of potential shortages and a local central warehousing project for storage and distribution of imported product. In Venezuela,
initiatives include optimisation of plant reagent usage, global tyre supply strategies, global dry-cyanide strategic partnering model development, group logistics and shipping optimisation.

These initiatives are focused on total cost savings, as well as guarantee of supply to ensure sustainability of operations. Due to the continued global commodity price pressures and supply risk, a continued focus will be on longer term strategic partnering
together with total cost optimisation.

Driefontein
September
2006
Restated
June
2006
Gold produced - kg
8,009
8,869
- 000’ozs
257.5
285.1
Yield - underground - g/t
7.5
8.7
-
combined          - g/t
4.7
5.1
Total cash costs - R/kg
77,163
67,200
- US$/oz
338
327

Gold production at 257,500 ounces decreased by 10 per cent
from 285,100 ounces when compared with the June quarter. The drop in production is attributable to the underground grade which decreased from 8.7 to 7.5 grams per ton for the quarter. This decrease in grade was due to the depletion of high grade panels at 4 shaft, a reduction quarter on quarter in mining the high grade shaft pillar where mining was stopped due to instability at 4 shaft and lower grades being mined at 6, 7 and 8 shaft.

Underground tonnage increased from 924,000 tons in the June
quarter to 964,000 tons in the September quarter as a result of a strong focus on underground mining. This increase is required to compensate for the depletion in surface mining resources.
Surface tons declined from 814,000 tons to 738,000 tons partially offset by the surface yield which improved from 1.0 to 1.1 grams per ton.

Operating costs increased by 5 percent from R622 million (US$97 million) to R650 million (US$92 million) as a result of the annual salary increase, above inflation increases on timber and increased expenditure on secondary support due to the increased
seismicity. As a result of the increase in costs and lower
production, total cash costs increased 15 per cent in rand terms from R67,200 to R77,163 per kilogram. In US dollar terms, total cash costs increased from US$327 per ounce to US$338 per
ounce.

Operating profit decreased by 7 per cent from R522 million
(US$82 million) in the June quarter to R487 million (US$69
million) in the September quarter as a consequence of the lower gold production and increase in costs, which was only partially offset by the higher rand gold price.

Capital expenditure decreased from R169 million (US$26 million)
to R144 million (US$20 million) for the September quarter. The major portion of this expenditure was spent on the 1 and 5 shaft projects, the 4 shaft pillar extraction and ore reserve development.

The instability experienced at 4 shaft pillar during the quarter has necessitated a redesign of the shaft pillar extraction, which will enable Driefontein to extract the pillar from other shafts. This will require the development of additional footwall infrastructure, and whilst this is taking place the pillar extraction will be delayed. This will result in gold production for the next two quarters reducing to approximately 7.5 tons per quarter, increasing to about 7.8 tons in the June 2007 quarter.

I
GOLD FIELDS RESULTS Q1F2007
Kloof
September
2006
Restated
June
2006
Gold produced - kg
7,549
7,340
- 000’ozs
242.7
236.0
Yield - underground - g/t
8.7
8.7
- combined          - g/t
7.6
7.4
Total cash costs - R/kg
78,077
77,534
- US$/oz
342
377

Gold production at Kloof increased by 3 per cent, from 236,000 ounces to 242,700 ounces in the September quarter. This was
due to an increase in underground tonnage compared with the
previous quarter due to the continued effort to restore volumes by way of increased development. Surface tons milled decreased by
15 per cent from 166,000 tons to 141,000 tons, as a result of being displaced by underground tonnage.

The operating costs at R616 million (US$87 million) increased 4 per cent compared with the previous quarter’s cost of R592 million
(US$93 million). This increase was mainly due to the increased underground production, the increase in development and the
impact of the annual wage increase. This resulted in a 1 per cent increase in the total cash costs to R78,077 per kilogram,
compared with the restated R77,534 per kilogram in the June
quarter. In US dollar terms total cash costs decreased by 9 per cent to US$342 per ounce. Operating profit improved from R358 million (US$56 million) for the previous quarter to R455 million
(US$64 million) for the September quarter due to the increase in gold output and the higher gold price.

Capital expenditure increased from R141 million (US$22 million)
to R184 million (US$26 million) for the current quarter mainly due to increased expenditure at 4 sub vertical shaft and additional ore reserve development.

Gold production for the December quarter is forecast to be similar to the September quarter.
Beatrix
September
2006
Restated
June
2006
Gold produced - kg
4,636
4,594
- 000’ozs
149.1
147.7
Yield - underground - g/t
4.7
5.2
Total cash costs - R/kg
77,330
73,313
- US$/oz
339
357

Gold production at Beatrix increased by 1 per cent from 147,100 ounces in the June quarter to 149,050 ounces in the September quarter. This increase is attributed to a 6 per cent higher stoping volume and a resultant increase in tons milled, from 884,000 to
984,000. This was partially off-set by lower grades mined. The overall yield decreased by 10 per cent from 5.2 grams per ton to
4.7 grams per ton, mainly due to lower grade areas being mined during the quarter at South and West shafts.

Operating costs quarter on quarter increased by 8 per cent from
R350 million (US$55 million) to R379 million (US$53 million). This was mainly due to the increase in area mined, additional
development and the annual wage increases. Total cash costs
increased from R73,313 per kilogram (US$357 per ounce) in the
June quarter to R77,330 per kilogram (US$339 per ounce) in the
September quarter.
Beatrix posted an operating profit of R284 million (US$40 million)
in the quarter compared with R244 million (US$38 million) in the
June quarter due to the increased gold price.

Capital expenditure at R105 million (US$15 million) decreased from R132 million (US$20 million) in the June quarter. Capital development volumes increased by 20 per cent quarter on quarter to 2,248 metres, predominantly at the North and West sections.

Gold production is forecast to be marginally higher in the
December quarter as production increases at the West section.
Capital expenditure will show an increase as capital ore reserve development continues.
International Operations
Ghana
Tarkwa
September
2006
Restated
June
2006
Gold produced - 000’ozs
173.6
176.0
Yield - Heap leach - g/t
0.8
0.9
Yield - CIL plant - g/t
1.5
1.6
Yield - Combined - g/t
1.0
1.0
Total cash costs - US$/oz
344
321

For the quarter Tarkwa processed 5.51 million tons and produced
173,600 ounces of gold at an average yield of 1.0 gram per ton.
This compares to 5.38 million tons processed producing 176,000 ounces in the June quarter. The combined yield was similar to last quarter as a greater proportion of ore was treated through the higher yielding CIL plant.

Total tons mined including capital stripping, increased from 23.4 million tons in the previous quarter to 24.4 million tons for the current quarter. Ore tons moved for the September quarter were
3 per cent higher at 5.2 million tons at a mined grade of 1.33 grams per ton compared with a mined grade of 1.36 grams per
ton in the June quarter. The overall strip ratio for the quarter was
3.16, slightly lower than the 3.36 in the June quarter.

Total feed to the heap leach sections was 4.2 million tons at a head grade of 1.12 grams per ton compared with 4.3 million tons at a head grade of 1.21 grams per ton for the June quarter. There was a net gold-in-process release of 1,524 ounces. Overall, the heap leach sections produced 110,100 ounces for the quarter
compared with the 119,500 ounces achieved in June.
The total feed to the CIL plant was 19 per cent higher than the previous quarter at a record 1.32 million tons. The increase in plant throughput was driven primarily by an improvement in the ability to blend ore to the SAG mill. The CIL plant produced
63,500 ounces in the September quarter compared with 56,500
ounces in the previous quarter.

Operating costs, including gold-in-process adjustments, at US$60 million (R424 million) were US$4 million (R63 million) higher than the previous quarter. Half of this increase was due to the cost of on-site power generation in line with national load shedding requirements and an increase in earthmoving machine
maintenance and repair costs. Added to this was an increase in fuel costs, the increase in tonnage treated and an increase in labour costs as an outcome of the wage settlement. A diesel
hedge was put into place early in the quarter to cap the diesel fuel cost during the financial year – refer page 15 for more detail.

Operating cost per ton processed was US$10.95 as against
US$10.75 in the June quarter. A recent increase in the cost of cyanide negatively influenced the process costs of the heaps and
CIL. Total cash costs at US$344 per ounce compared with the
June quarter’s US$321 per ounce, an increase of 7 per cent. This

GOLD FIELDS RESULTS Q1F2007
I

increase was caused primarily by the impact of the cost drivers mentioned above.

Operating profit at US$49 million (R344 million) decreased by
US$5 million compared with the June quarter due to the
combination of a slightly lower gold price, higher costs and marginally less gold produced.

Capital expenditure remained at around US$13 million (R90
million) for the quarter. The main areas of capital expenditure were the purchase of secondary mining fleet, capital waste mining
(Teberebie cutback) and a down payment on a new ball mill. The
Tarkwa expansion project feasibility continued to be advanced during the quarter and a decision on whether and how to proceed should be made by calendar year end.

Gold production for the December quarter is expected to be
similar to the current quarter and in line with an annualised throughput of around 700,000 ounces per annum. Unit costs are expected to remain under pressure on the back of the continued
cost of on-mine power generation. The purchase of primary and secondary mining equipment totalling US$25 million (R186
million) will increase mining flexibility and help maintain unit costs at similar levels.
Damang
September
2006
Restated
June
2006
Gold produced - 000’ozs
48.5
55.7
Yield - g/t
1.1
1.3
Total cash costs - US$/oz
438
315

Gold production decreased 13 per cent from 55,700 ounces
during the June quarter to 48,500 ounces in the September
quarter. This decrease is attributable to the lower feed grade to the plant, from 1.5 grams per ton to 1.2 grams per ton in the
September quarter. The lower feed grade was due to the
depletion of the Amoanda pit, previously a source of high-grade fresh ore, and a higher percentage of lower grade stockpiled material being treated. Furthermore, the B4 fresh ore surface stockpile was virtually depleted and replaced by the lower grade
B3 surface stockpile.

The mill throughput for the quarter at 1,317,000 tons was
marginally higher than the 1,302,000 tons processed in the June quarter and was not affected by the load shedding in Ghana.

Total tons mined increased from 4.3 million tons to 5.1 million tons. Ore mined for the quarter was 7 per cent lower at 818,000 tons and reflects the lower fresh ore tonnages from the Amoanda pit. Additional oxide ore tonnages were mined from the Tomento pits, which are now fully into production. The above initiatives and the continued development of the Damang cutback as well as the
J2SW and Tomento pits, resulted in an increase in the strip ratio from 3.8 in the June quarter to 5.2 in the September quarter. The
Tomento pits will remain the main source of oxide feed to the plant in the near future, while increasing volumes of fresh ore will be mined from the Damang pit cutback and J2SW pits, offsetting lower grade fresh ore B3 surface stockpile material.

Operating costs, including gold-in-process adjustments, increased to US$21 million (R150 million) from US$19 million (R122 million)
last quarter. This increase was due to on-site power generation in the later part of the quarter (in line with national load shedding requirements) and a gold-in-process (GIP) inventory charge of
US$1 million (R8 million) for the quarter compared with a credit adjustment of US$1 million (R4 million) in June quarter. The cost per ton milled increased slightly from US$15.05 to US$15.23.
Total cash costs increased from US$315 per ounce to US$438
per ounce reflecting the lower gold production and higher
operating costs. A diesel hedge was put into place at the start of the quarter to cap the diesel fuel cost during financial 2007 – refer page 15 for more detail.

Operating profit decreased from US$16 million (R102 million) to
US$9 million (R64 million).

Capital expenditure was similar to the June quarter at US$7
million (R48 million), the majority of which was incurred in mining the Damang pit cutback. The installation of an additional leach tank at a cost of US$3 million to increase recovery was approved during the quarter. In addition, approval was given for the mine to raise the tailings facilities at a cost of US$7 million.

Gold production in the December quarter should be similar to the
September quarter. In the second half of the financial year gold output is expected to increase as a greater proportion of lower grade fresh ore stockpile is replaced by fresh ore. The fresh ore will be sourced from the Damang cutback and J2SW open pit as these pits are brought into production. Unit costs are expected to remain under pressure on the back of the continued cost of on-
mine power generation.
Venezuela
Choco 10
September
2006
Restated
June
2006
Gold sold - 000’ozs
17.2
22.8
Gold produced - 000’ozs
16.2
19.9
Yield - g/t
1.7
1.8
Total cash costs - US$/oz
458
293

Gold production for the quarter decreased 19 per cent from
19,900 ounces to 16,200 ounces. During July and August
production was affected by failure of the ball mill drive train which restricted plant throughput capacity for a total of 29 days and affected recoveries by coarsening the grind. This was
compounded by the need to deliver fine material from the low grade Pisolita pit when operating with the SAG mill only. As a result total mill throughput for the quarter was 306,000 tons compared with 348,000 tons last quarter. Yield was slightly lower at 1.7 grams per ton.

Mining continued in the Pisolita and Rosika pits, and a cutback at the Coacia pit is underway. Mined quantities increased month on month during the quarter, but remained lower than planned,
mainly as a result of equipment availability issues. The grade mined at 1.87 grams per ton includes low grade material that was stockpiled separately, allowing an achieved processed head
grade of 1.98 grams per ton.

Water levels in the reservoir supplying the mine remain low
following lower than normal seasonal rainfall. A bore-field is being developed to provide a long term reliable water source. In
addition to this a permit application has been filed for the withdrawal of water from the nearby Yuruari River and discussions are underway with underground mines in the area for the supply of their excess water to Choco 10.

Operating costs, including gold in process movements, increased from US$7 million (R44 million) to US$9 million (R66 million) as a result of higher processing and general and administration costs
(G&A). Processing costs increased as a result of buying in
process water and as a result of increased reagent and contractor costs incurred to repair the mill. G&A increased primarily as a result of the full inclusion of Gold Fields overheads. Total cash costs as a result of the lower production and increased costs amounted to US$458 per ounce compared with US$293 per
ounce in the June quarter. Operating profit decreased to US$1 million (R8 million) for the quarter, compared with US$7 million

I
GOLD FIELDS RESULTS Q1F2007
(R46 million) in the June quarter due to the above factors and the slightly lower gold price.

The recapitalization of the process plant is progressing well, with some US$1 million in capital expenditure included for the quarter.
The exploration programme advanced on schedule with the
completion of 19,700 metres of diamond drilling and 13,400
metres of RC drilling. Drilling was primarily focused on the down-
dip extension of the VBK mineralization. High-grade
mineralization has been defined over 600 meter strike and
remains open both along strike and down-dip. An additional
diamond drill programme has commenced which aims to define
the high-grade mineralization over 1.5 kilometer strike by the end of the year. Total capital expenditure amounted to R77 million
(US$11 million) compared with R27 million (US$4 million) the previous quarter.

The mine is currently processing an average of more than 5,000 tons per day and maintenance work to fully repair the ball mill is scheduled for the December quarter. This will require a mill shutdown of approximately four days. Gold production for the
December quarter is expected to improve on current levels on the back of higher mining grades and mill throughput. Unit costs, as a result will reduce in the coming quarter. Capital expenditure, including exploration, is forecast to increase in the December quarter.
Australia
St Ives
September
2006
Restated
June
2006
Gold produced - 000’ozs
123.4
116.4
Yield - Heap leach - g/t
0.4
0.4
Yield - Milling - g/t
3.0
3.1
Yield - Combined - g/t
2.3
2.2
Total cash costs - A$/oz
564
522
- US$/oz
429
389

Gold production for the quarter was 123,400 ounces, 6 per cent up on the last quarter’s 116,400 ounces. This increase was
largely due to the Lefroy mill achieving higher throughput, as last quarter included a five day maintenance shutdown. Gold
production from the Lefroy mill was 116,200 ounces compared
with 108,700 ounces achieved in the June quarter. Gold
produced from heap leach amounted to 7,200 ounces compared
with 7,700 ounces in the June quarter, the decrease resulting from slow leaching of Mars ore.

Total open pit movements increased whilst strip ratios decreased during the quarter, as the Thunderer open pit produced its first ore. During the quarter 3.2 million bank cubic metres (BCM’s) of ore and waste were mined compared with 2.8 million BCM’s in the previous quarter. The average strip ratio decreased from 7.6 to
6.3. Open pit operations produced 1.2 million tons of ore for the quarter compared with 1.0 million tons the previous quarter, while mine head grade increased to 2.3 grams per ton from 2.0 grams per ton. This was largely due to the use of a smaller excavator in the Agamemnon open pit and better control over the mining of ore blocks which minimised dilution.

Underground operations produced 381,500 tons of ore at a mined head grade of 4.8 grams per ton for the quarter compared with
455,800 tons at 4.3 grams per ton in the previous quarter. At the
Leviathan complex all production came from the Conqueror zone as planned due to the completion of East Repulse underground operation. Total tonnage was well down as a result and only
partially offset by higher grade, resulting in lower contributed ounces quarter on quarter. Argo underground also produced
lower tonnage but at an increased grade.
Operating costs, including gold-in-process movements, increased to A$69 million (R372 million) from A$65 million (R307 million) in the June quarter, reflecting the 5 per cent increase in volumes mined mainly from the open pits as described above and the
increase in processing at the Lefroy mill. Increases in input costs, principally power and fuel and accelerated waste charges added to the cost increase quarter on quarter. Waste costs are brought to account over the life of each pit and adjustments where
required for changes in reserve estimates. The price participation royalty calculated at 10 per cent of the average quarterly gold price above A$600 per ounce, amounted to A$3 million (R14
million), similar to last quarter. Total cash costs increased to
A$564 per ounce for the quarter from A$522 in the previous
quarter due to the higher input costs.

Operating profit at A$32 million (R172 million) was marginally below the previous quarter’s A$33 million (R159 million) due to the lower average gold price and higher operating costs which were only partially offset by the increase in production.

Capital expenditure for the September quarter was A$22 million
(R116 million) compared with A$19 million (R90 million) in the
June quarter. Mine development capital was higher than the
previous quarter at A$13 million (R69 million) compared with
A$11 million (R58 million) last quarter. The majority of this expenditure was incurred at Argo underground, Thunderer and
Delta North pre-strip and the number 3 heap leach pad.
Capitalised exploration expenditure amounted to A$8 million (R41 million) for the quarter, compared with A$6 million (R29 million) in the June quarter.

Gold production and unit cost for the December quarter are
expected to be similar to the September quarter.
Agnew
September
2006
Restated
June
2006
Gold produced - 000’ozs
59.2
49.3
Yield - g/t
5.4
4.7
Total cash costs - A$/oz
276
400
- US$/oz
209
298

Gold production for the quarter was 59,200 ounces, 20 per cent higher than the previous quarter’s 49,300 ounces. This increase was due to increased mill throughput combined with an increase in grade. The head grade for the quarter was 5.9 grams per ton compared with 5.2 grams per ton during the previous quarter.
This was mainly due to a higher grade and tonnage from
Waroonga (Kim and Main Lodes).

Open pit mining at Songvang produced 213,300 tons of ore for the quarter, an increase on the 168,100 tons produced during the preceding quarter. However, this was at a slightly lower grade of
1.96 grams per ton compared with 2.14 grams per ton in the June quarter. The total volume of ore and waste mined from the pit was 1.3 million bank cubic metres (BCM’s) versus 1.2 million
BCM’s during the previous quarter. The average strip ratio
decreased from 19.8 to 17.0 during the quarter. This is set to reduce significantly over the next six months as we reach the main ore body.
The underground operations at Waroonga produced 118,600 tons of ore at 13.2 grams per ton during the quarter compared with
114,800 tons at 11.5 grams per ton in the preceding quarter.

Operating costs, including gold-in-process movements, were
A$16 million (R89 million) for the September quarter compared with A$21 million (R100 million) for the June quarter. Total cash costs decreased to A$276 per ounce for the quarter compared
with A$400 per ounce in the preceding quarter. A$88 per ounce of this decrease was due to a change in the method of charging for waste in the Songvang open pit.

GOLD FIELDS RESULTS Q1F2007
I

Operating profit amounted to A$32 million (R173 million)
compared with A$21 million (R98 million) in the June quarter as a result of the above.

Capital expenditure for the September quarter was A$11 million
(R57 million), compared with A$7 million (R32 million) in the June quarter. Songvang pre-strip and ongoing development of the
Waroonga underground complex accounted for the majority of this expenditure. Capitalised exploration expenditure amounted to
A$3 million (R14 million) compared with A$2 million (R10 million)
in the previous quarter.

Gold produced during the December quarter is expected to
remain in line with the September quarter, with cash costs
expected to rise as the impact of the completion of the pre-strip waste at Songvang is felt. Capital expenditure is expected to increase with the commencement of the extension to the Leinster village.
Quarter ended 30 September 2006
compared with quarter ended
30 September 2005
Attributable gold production increased 1 per cent from 993,000 ounces for the quarter ended 30 September 2005 to 1,005,000
ounces produced in the quarter ended 30 September 2006. This increase was mainly due to the production from Choco 10,
attributable 15,400 ounces, with the balance of the international operations similar to that achieved in the September 2005 quarter.

The South African operations produced 649,000 ounces virtually unchanged when compared with the 647,000 ounces produced in
the September 2005 quarter. The decrease of 32,300 ounces at
Driefontein being offset by Kloof and Beatrix.

Revenue increased by 57 per cent in rand terms (increased 44 per cent in US dollar terms) from R3,023 million (US$464 million)
to R4,732 million (US$667 million). The higher gold price of
R142,035 per kilogram (US$622 per ounce) compared with
R91,669 per kilogram (US$437 per ounce) achieved in F2005,
contributed significantly to this increase.

Operating costs, including gold-in-process movements, increased from R2,285 million (US$351 million) to R2,745 million (US$387 million), an increase of 20 per cent. The weaker rand when
translating costs at the international operations into South African rand accounted for approximately half of this increase, amounting to R224 million (US$35 million). Exchange rates weakened from an average of US$1 = R6.52 to US$1 = R7.10, or 9 per cent and from A$1 = R4.96 to A$1 = R5.38, or 8 per cent quarter on
quarter. Total cash costs for the Group in rand terms, increased
19 per cent from R67,212 per kilogram (US$321 per ounce) to
R79,862 per kilogram (US$350 per ounce) due to the above
factors.

At the South African operations operating costs increased by 10 per cent to R1,644 million for the year compared with R1,488 million the previous year. This was due to above inflation wage increases, an increase in square metres mined of 14 per cent to offset the lower grades mined, and the increase in reef
development of over 20 per cent. Unit cash costs increased from
R70,689 to R77,543 per kilogram due to the increase in costs. At the international operations unit cash costs increased by 24 per cent from US$295 per ounce to US$365 per ounce, mainly due to the combined effect of higher stripping ratios and lower grades, added to the increased cost of inputs driven by the commodities boom and increased fleet maintenance costs at Tarkwa.

Operating profit at R1,987 million (US$280 million), compared with
R738 million (US$113 million) in the previous year, with the group benefiting from the higher gold price in all currencies.

Net earnings were R698 million (US$98 million) compared with
R64 million (US$10 million) in the September 2005 quarter. The increase in earnings was largely due to the nearly three-fold increase in operating profit.

Earnings excluding gains and losses on financial instruments and foreign debt and exceptional items amounted to R702 million
(US$99 million) this quarter compared with R69 million (US$11 million) in the September 2005 quarter.
C a p i t a l   a n d   d e v e l o p m e n t
p r o j e c t s
Cerro Corona
During the quarter community relationships around this project remained strong. The company continues to work closely with the several communities located near the Cerro Corona project site as well as reaching out to several more distant communities. This outreach is typically one of cooperative, sustainable development efforts with a particular focus on education and hygiene.

The bulk of the community relations effort remains focussed on ensuring direct benefit to local communities through employment and the use of local contractors in the construction of the project.
In all, more than 600 local residents are at work on the Cerro
Corona project, either through employment by the company itself or through various contractors. The company is in the process of selecting locals for intensive, offsite training to become mill operators when the plant becomes operational in late 2007. More than 40 local, small contractors have been involved in the many construction activities required to build the project. This effort by the company continues to build goodwill in the communities. It is believed that several well qualified, community based contracting firms will result from this effort, further strengthening ties between the community and the company.

In the light of this, it is disappointing to report that in mid October an illegal blockade of the Project site commenced. At the time of writing this had been underway for some 10 days and resolution of the stand off had been escalated to national level. On site activities were suspended last week to ensure the health and safety of employees. The blockade appears to be motivated by local political activity ahead of the November mayoral elections.
Demands regarding increased employment from local
communities and increased use of local contractors have been made, notwithstanding the fact that the company is substantially exceeding commitments it had made to the communities in both these regards. It is clear that this action is not supported by the majority of residents living near the project, who are feeling the negative effects of the suspension of project employment, and it appears the blockade is being enforced by people from outside the project area. While efforts are underway to enforce an
interdict to remove the blockade, it remains the highest priority of both the company and the authorities to achieve this peacefully.

During the quarter mining operations ramped up satisfactorily and by the end of September mining rates were close to the level required for full scale operations of 1 million tons per month.

The majority of the on site construction activities involved bulk earthworks in the process plant, runoff control systems and the permanent man-camp areas, along with rehabilitation of roads.
Temporary camp facilities are now complete and these can
accommodate and service more than 1,000 workers at the project site. There are currently in excess of 600 workers engaged on site of which some 165 are employed directly by the company.

By quarter end the engineering contractor was in the final stages of detailed engineering for the process plant and facilities, with more than 95 per cent of this work now complete. Procurement is similarly advanced and delivery of all major equipment remains on track. Final design packages for alternate tailing and mine
overburden storage facilities have been received.

I
GOLD FIELDS RESULTS Q1F2007
Subject to rapid resolution of the blockade, the process plant is still expected to be completed in time for commissioning before the end of F2007. At this stage the tailings storage facility remains the most critical item from a schedule point of view and progress during coming months will determine the final completion date.

Project expenditure to date amounts to US$115 million (R812
million) of which US$51 million (R361 million) was spent in the
September quarter. It is anticipated that total development costs for this project will amount to approximately US$340 million.
E x p l o r a t i o n  a n d  c o r p o r a t e
d e v e l o p m e n t
Gold Fields completed drilling on five projects during the quarter on its greenfield exploration sites. Its partner North American
Palladium (TSX, Amex: “PDL”) also completed drilling on the
Arctic Platinum Project in Finland as part of their option
agreement.

At the Essakane project in Burkina Faso (50 per cent interest)
delays in the extensive re-assay programme have been
experienced and the completion of this programme is expected at the end of October. As previously reported these delays were caused by the inability of in-country laboratories to provide assaying services of a suitable quality. Once all assays have been received and verified to comply with QA-QC standards, the resource model to be used in the bankable feasibility study will be updated. This is expected just after calendar year end and
completion of the feasibility study is expected after mid calendar
2007.

On the 85 per cent owned Telikan in Guinea results of the 5,700 meter RAB drilling programme were received. Gold Fields has
decided that the project does not fit with its short term strategic requirements and will be looking for a third party to continue with the projects development. With partner Glencar Mining plc (AIM:
“GEX”) on their 85 per cent Sankarani project in south-western
Mali, with a potential earn-in of net 60 per cent on the total project, approximate results have been received from the initial drilling programme and further work is being planned on the project. At the 80 per cent owned Kisenge project in the southern DRC a
limited 4,200 meter aircore programme and a 900 meter diamond drill programme were completed during the quarter. Samples
collected from these programme are being transported to
laboratories for analysis.

At the Central Victoria project in Australia, aircore drilling continued to define the newly discovered parallel trend located to the east of Lockington trend. Follow-up diamond drilling will begin during the upcoming quarter. Initial aircore and RC drilling was completed on two targets within our New South Wales generative programme with a subsidiary company owned by GeoInformatics
Exploration Inc (TSX Venture: “GXL”). In China, field work
continues on the Fujian JV with partners Zijin Mining (HKSE:
“2899”) including geologic mapping and stream sediment
sampling of the Fujian epithermal belt and in the Heilongjiang province with local state owned partners SMEI.

In the El Callao District in Venezuela, regional exploration continued surrounding Gold Fields 95 per cent owned Choco 10 mine and field work has begun on the recently acquired Choco 6 concession. An extensive resource drilling programme is in
progress at Choco 10 that will lead to the issuance of Gold Fields first resource and reserve statement on that property. Drilling has just recently begun on the Choco 6 concessions.

A new equity investment and joint venture option was concluded with Lero Gold Corp (TSX Venture: “LER”) regarding their
Taldybulak prospect in Kyrgyzstan. The proceeds of this C$2.5 million placement will be directed towards the next phase of exploration on the prospect and concluding that, Gold Fields will have the right to enter into an earn-in arrangement on the project.
C o r p o r a t e
Acquisition of South Deep
On 11 September 2006 Gold Fields Limited announced three
separate transactions, collectively worth approximately US$2.5 billion, which will significantly increase Gold Fields’ interest in the
South Deep Gold Mine in South Africa. South Deep is one of the
most important developing gold mines in the world, with reserves of 29.3 million ounces contained in a resource of 67 million ounces.

South Deep is currently owned and operated through the Barrick
Gold – Western Areas Joint Venture, an unincorporated entity in which Barrick and Western Areas each hold an interest of 50 per cent.

The salient features of the three separate transactions, which are not interdependent, are as follows:

•      Gold Fields and Barrick Gold Corporation (Barrick) have
reached agreement for Gold Fields to acquire the 50 per cent stake owned by Barrick in the developing South Deep gold
mine;

•
Gold Fields and JCI Limited (JCI) have reached agreement
for Gold Fields to acquire 27 million Western Areas shares
from JCI, which will increase the Gold Fields stake in
Western Areas to 34.7 per cent. The parties have further
agreed to a reciprocal call and put option that could see Gold
Fields increase its stake in Western Areas further to 41 per cent.

•      Gold Fields has undertaken to make a general offer to
Western Areas Limited (Western Areas) shareholders to
acquire all of the outstanding shares in Western Areas which
Gold Fields does not yet own. Western Areas’ largest asset
is its 50 per cent interest in South Deep and;
R4.7 billion investment in Driefontein and Kloof
On 7 September 2006 Gold Fields Limited announced that it will invest R4.7 billion in the deepening of the Driefontein and Kloof gold mines in South Africa, the Company’s flagship operations.
These projects will access an additional 10.8 million ounces of gold below the current infrastructure of the two mines.

These investments will extend the South African production profile to at least 2035, strengthening further the solid foundation from which Gold Fields will continue to pursue its existing commitment to international growth. These investments will be funded from internal sources and to the extent required, from external debt.

Driefontein 9 sub-vertical shaft depth extension project
The company aims to invest R3.3 billion to deepen the existing 9 sub-vertical shaft system making it the deepest mine in the world.

This will enable Driefontein to mine an additional 8.8 million ounces of reserves, contained in a resource of 13.9 million
ounces and will extend the life of the mine by at least 13 years to approximately 2035.

The project was planned using a long-term gold price of R100,000 per kilogram, with a break even gold price of R85,360 per
kilogram. The life of mine incremental cash costs for the project are anticipated to be R65,977 per kilogram, with average working costs of R543 per ton. The planned capital investment per
reserve ounce is US$51 and the project is forecast to deliver a return of 8 per cent at R100,000 per kilogram.

Shaft sinking will commence in October 2007 and is expected to be completed late in calendar year 2011, after which it will take a further 12 months to equip the proposed 200,000 ton per month shaft.

GOLD FIELDS RESULTS Q1F2007
I

Horizontal development to intersect reef on all seven planned production levels will be completed by the middle of calendar year
2014. Planned full production of 170,000 reef tons hoisted per month will be achieved during 2019.

Kloof Extension Area (KEA) decline shaft project
Gold Fields plans to invest R1.4 billion in the development of a decline shaft system to provide access to the KEA. The KEA,
which is down dip from the existing 3 sub vertical shaft and north of the existing 4 sub vertical shaft, will be the second deepest mine in the world.

This project will enable Kloof to mine an additional 2.0 million ounces of reserves, contained in a resource of 4.5 million ounces, and will add incremental gold production to Kloof’s production profile from 2011 to 2021.

The project was planned using a long-term gold price of R100,000 per kilogram with a break even gold price of R83,137 per
kilogram. The life of mine incremental cash costs for the project are anticipated to be R58,244 per kilogram, with average working costs of R864 per ton. The planned capital investment per
reserve ounce is US$95 and the project is forecast to deliver a return of 15 per cent.

The sinking of the decline shaft will commence in July 2007 with the five planned production levels coming into production over a nine year period. The first reef intersection on 44 Level is expected in the second half of 2009, when the first gold will be produced from this project. Planned full production of 60,000 reef tons per month will be reached during 2018.

The project is being designed to accommodate a possible
extension to below 48 level, where the potential exist for
additional reserves.
Employment Equity
Gold Fields wishes to correct a statement issued by the Minister of Labour on 12 September 2006, listing Gold Fields amongst
1,296 companies who have failed to submit employment equity
reports for 2005 to the South African Department of Labour.

These reports are entirely incorrect.

Gold Fields has completed all regulatory filings required by the
Department of Labour and takes pride in its full and ongoing compliance with the Department's requirements.

Gold Fields has letters from the Department of Labour confirming receipt of all of its employment equity reports by the Department.
C h a n g e  i n  a c c o u n t i n g  p o l i c y
Capitalisation of costs relating to Ore Reserve
Development (ORD)
On 1 July 2006, the Group changed its accounting policy on Ore
Reserve Development (“ORD”) costs. These costs are now
capitalised and amortised over the period the Group expects to consume the economic benefits relating to ORD. Previously,
ORD costs were expensed. The change in accounting policy has been applied retrospectively for the earliest comparative period presented in terms of IAS8 Accounting policies, changes in
accounting estimates and errors.

ORD is all off-reef development that allows access to reserves that are economically recoverable in the future. ORD includes, but is not limited to, crosscuts, footwalls, return airways and box holes. The cost of developing access ways and other
infrastructure creates for the Group probable economic benefits that, in combination with other assets at its mining operations, contribute directly to the future cash inflows of the Group. The change in accounting policy will therefore allow for improved financial reporting and will align the Group’s policy with those of its global industry peers.
The effect of the change in accounting policy for the last 3 years is an after tax credit to earnings of:
F2006 - R81.5 million
F2005 - R117.1 million
F2004 - R363.9 million

The impact of the change in accounting policy for the first quarter of financial 2007 is a credit to earnings of R49.7 million. For the
June 2006 quarter the impact is a credit to earnings of R13.5 million and for the September 2005 quarter a credit to earnings of
R25.1 million.

The corresponding entry for the above adjustments was to
increase property, plant and equipment and deferred tax liabilities.

Earnings for F2006 have been restated to R1,470.1 million from
R1,388.6 million. As a result, earnings per share and headline earnings per share have been restated for the comparative year increasing from 281 to 298 cents per share and from 270 to 287 cents per share respectively.
O u t l o o k
Gold production and total cash costs for the December quarter should be similar to the September quarter.
B a s i s   o f   a c c o u n t i n g
The unaudited results for the quarters have been prepared on the
International Financial Reporting Standards (IFRS) basis. The detailed financial, operational and development results for the
September 2006 quarter are submitted in this report.

These consolidated quarterly statements are prepared in
accordance with IAS 34, Interim Financial Reporting. The
accounting policies used in the preparation of this report are consistent with those applied in the previous financial year other than the change in accounting policy referred to.

I.D. Cockerill
Chief Executive Officer
26 October 2006

I
GOLD FIELDS RESULTS Q1F2007
I n c o m e   s t a t e m e n t
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
September
2006
Restated
June
2006
Restated
September
2005
Revenue
4,731.9
4,369.0              3,022.5
Operating costs
2,763.6
2,518.8              2,274.0
Gold inventory change
(18.3)
(22.7)                   10.9
Operating profit
1,986.6
1,872.9                 737.6
Amortisation and depreciation
680.7
617.1                 498.8
Net operating profit
1,305.9
1,255.8                 238.8
Finance income/(cost)
13.8
35.0                   (0.1)
- Net interest received/(paid)
16.7
(5.0)                     0.8
- (Loss)/gain on foreign debt, net of cash
(2.9)
40.0                   (0.9)
(Loss)/gain on financial instruments
(9.4)
23.8                   (8.8)
Other expense
(28.7)
(55.6)                (18.8)
Exploration
(65.6)
(94.0)                (66.2)
Profit before tax and exceptional items
1,216.0
1,165.0                 144.9
Exceptional gain
8.7
6.2                      2.7
Profit before taxation
1,224.7
1,171.2                 147.6
Mining and income taxation
464.2
474.6                   57.8
- Normal taxation
251.7
227.0                   74.0
- Deferred taxation
212.5
247.6                (16.2)
Net profit
760.5
696.6                  89.8
Attributable to:
- Ordinary shareholders
697.8
617.9                  64.3
- Minority shareholders
62.7
78.7                  25.5
Exceptional items:
Profit on sale of investments
0.4
10.0                     1.8
Profit/(loss) on sale/(disposal) of assets
8.3
(0.9)                        -
Other
-
(2.9)                     0.9
Total exceptional items
8.7
6.2                      2.7
Taxation
(3.1)
2.8                    (0.6)
Net exceptional items after tax and minorities
5.6
9.0                      2.1
Net earnings
697.8
617.9                   64.3
Net earnings per share (cents)
141
125                       13
Headline earnings
692.2
607.3                   61.3
Headline earnings per share (cents)
140
123                       12
Diluted earnings per share (cents)
141
124                       13
Net earnings excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items
701.7
549.5                    68.8
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items (cents)
142
111                       14
Gold sold – managed kg
33,315
33,875               32,972
Gold price received R/kg
142,035
128,974               91,669
Total cash costs R/kg
79,862
70,908               67,212

GOLD FIELDS RESULTS Q1F2007
I

I n c o m e   s t a t e m e n t
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
United States Dollars
Quarter
September
2006
Restated
June
2006
Restated
September
2005
Revenue
666.5
682.7                 463.6
Operating costs
389.2
393.6                 348.8
Gold inventory change
(2.6)
(3.6)                     1.7
Operating profit
279.9
292.7                  113.1
Amortisation and depreciation
95.9
96.5                   76.5
Net operating profit
184.0
196.2                   36.6
Finance income/(cost)
2.0
5.7                         -
- Net interest received/(paid)
2.4
(0.8)                     0.1
- (Loss)/gain on foreign debt, net of cash
(0.4)
6.5                   (0.1)
(Loss)/gain on financial instruments
(1.3)
3.5                   (1.3)
Other expense
(4.1)
(8.7)                  (2.9)
Exploration
(9.3)
(14.7)                (10.2)
Profit before tax and exceptional items
171.3
182.0                   22.2
Exceptional gain
1.2
1.0                      0.4
Profit before taxation
172.5
183.0                   22.6
Mining and income taxation
65.4
74.2                     8.8
- Normal taxation
35.5
35.5                   11.3
- Deferred taxation
29.9
38.7                  (2.5)
Net profit
107.1
108.8                   13.8
Attributable to:
- Ordinary shareholders
98.3
96.6                      9.9
- Minority shareholders
8.8
12.2                      3.9
Exceptional items:
Profit on sale of investments
-
1.6                      0.3
Profit/(loss) on sale/(disposal) of assets
1.2
(0.1)                        -
Other
-
(0.5)                     0.1
Total exceptional items
1.2
1.0                     0.4
Taxation
(0.4)
0.4                   (0.1)
Net exceptional items after tax and minorities
0.8
1.4                      0.3
Net earnings
98.3
96.6                      9.9
Net earnings per share (cents)
20
20                         2
Headline earnings
97.5
94.9                      9.4
Headline earnings per share (cents)
20
19                         2
Diluted earnings per share (cents)
20
19                         2
Net earnings excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items
98.8
85.8                    10.6
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items (cents)
20
17                         2
South African rand/United States dollar conversion rate
7.10
6.39                    6.52
South African rand/Australian dollar conversion rate
5.38
4.77                    4.96
Gold sold – managed ozs (000)
1,071
1,089                 1,060
Gold price received $/oz
622
628                    437
Total cash costs $/oz
350
345                     321

I
GOLD FIELDS RESULTS Q1F2007
B a l a n c e   s h e e t
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
United States Dollars
September
2006
Restated
June
2006
September
2006
Restated
June
2006
Property, plant and equipment
25,234.0
24,069.5
3,320.3
3,239.5
Non-current assets
500.1
484.0
65.8
65.1
Investments
2,875.2
2,483.9
378.3
334.3
Current assets
3,782.7
4,351.2
497.7
585.6
- Other current assets
2,558.8
2,733.7
336.7
367.9
- Cash and deposits
1,223.9
1,617.5
161.0
217.7
Total assets
32,392.0
31,388.6
4,262.1
4,224.5
Shareholders’ equity
20,673.7
19,851.5
2,720.2
2,671.8
Deferred taxation
5,737.0
5,454.7
754.9
734.2
Long-term loans
1,877.4
2,021.6
247.0
272.1
Environmental rehabilitation provisions
1,105.7
1,079.3
145.5
145.3
Post-retirement health care provisions
17.7
18.0
2.3
2.4
Current liabilities
2,980.5
2,963.5
392.2
398.7
- Other current liabilities
2,643.5
2,641.8
347.9
355.4
- Current portion of long-term loans
337.0
321.7
44.3
43.3
Total equity and liabilities
32,392.0
31,388.6
4,262.1
4,224.5
South African rand/US dollar conversion rate
7.60
7.43
South African rand/Australian dollar conversion rate
5.74
5.44
C o n d e n s e d   s t a t e m e n t   o f   c h a n g e s   i n   e q u i t y
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
United States Dollars
September
2006
Restated
September
2005
September
2006
Restated
September
2005
Balance at the beginning of the financial year
19,851.5
16,534.1
2,671.8
2,467.8
Effect of change in accounting policy – capitalisation of
ore reserve development costs
-
464.6
-
69.3
19,851.5
16,998.7
2,671.8
2,537.1
Issue/(cancellation) of share capital
0.4
(0.3)
0.1
-
Increase/(decreases) in share premium
31.8
(66.3)
4.5
(10.2)
Marked to market valuation of listed investments
242.8
51.5
34.2
7.9
Dividends paid
(545.4)
(196.8)
(76.8)
(29.4)
Increase in share-based payment reserve
19.1
15.6
2.7
2.5
Profit attributable to ordinary shareholders
697.8
64.3
98.3
9.9
Profit attributable to minority shareholders
62.7
25.5
8.8
3.9
(Decrease)/Increase in minority interests
(50.7)
-
(7.1)
-
Currency translation adjustment and other
363.7
(516.2)
(16.3)
65.1
Balance as at the end of September
20,673.7
16,376.0
2,720.2
2,586.8
R e c o n c i l i a t i o n   o f   q u a r t e r l y   h e a d l i n e   e a r n i n g s   w i t h   n e t   e a r n i n g s
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
United States Dollars
September
2006
Restated
June
2006
Restated
September
2005
September
2006
Restated
June
2006
Restated
September
2005
Net earnings
697.8
617.9             64.3            98.3
96.6              9.9
Profit on sale of investments
(0.4)
(10.0)            (1.8)
-
(1.6)            (0.3)
Taxation effect of profit on sale of investments
-
-                0.3                 -
-                  -
Profit on sale of assets
(8.3)
-                   -
(1.2)
-                  -
Taxation effect on profit on sale of assets
3.1
-                   -
0.4
-                  -
Other after tax adjustments
-
(0.6)            (1.5)
-
(0.1)           (0.2)
Headline earnings
692.2
607.3            61.3            97.5
94.9             9.4
Headline earnings per share – cents
140
123               12               20
19                2
Based on headline earnings as given above divided by 495,449,657
(June 2006 – 494,628,373 and September 2005 – 491,515,569)
being the weighted average number of ordinary shares in issue

GOLD FIELDS RESULTS Q1F2007
I

C a s h   f l o w   s t a t e m e n t
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
September
2006
Restated
June
2006
Restated
September
2005
Cash flows from operating activities
1,609.3
1,742.0                 486.1
Profit before tax and exceptional items
1,216.0
1,165.0                144.9
Exceptional items
8.7
6.2                     2.7
Amortisation and depreciation
680.7
617.1                498.8
Change in working capital
9.9
134.3              (120.4)
Taxation paid
(314.8)
(81.3)               (77.7)
Other non-cash items
8.8
(99.3)                 37.8
Dividends paid
(555.9)
(45.9)             (196.8)
Ordinary shareholders
(545.4)
-              (196.8)
Minority shareholders in subsidiaries
(10.5)
(45.9)                      -
Cash flows from investing activities
(1,307.2)
(1,794.7)            (513.9)
Capital expenditure – additions
(1,188.0)
(875.5)             (508.5)
Capital expenditure – proceeds on disposal
8.4
10.3                   4.2
Purchase of subsidiaries
-
(21.7)                      -
Purchase of investments
(121.4)
(851.2)               (12.1)
Proceeds on the disposal of investments
2.2
1.6                   8.4
Environmental and post-retirement health care payments
(8.4)
(58.2)                 (5.9)
Cash flows from financing activities
(168.9)
37.4              (206.6)
Loans received
-
-                       -
Loans repaid
(155.6)
-              (140.0)
Minority shareholders loans received
(45.5)
(33.6)                      -
Shares issued/(repurchased)
32.2
71.0               (66.6)
Net cash outflow
(422.7)
(61.2)            (431.2)
Translation adjustment
29.1
177.2             (144.2)
Cash at beginning of period
1,617.5
1,501.5            3,375.0
Cash at end of period
1,223.9
1,617.5            2,799.6
United States Dollars
Quarter
September
2006
Restated
June
2006
Restated
September
2005
Cash flows from operating activities
226.7
267.8                    75.1
Profit before tax and exceptional items
171.3
182.0                    22.2
Exceptional items
1.2
1.0                      0.4
Amortisation and depreciation
95.9
96.5                   76.5
Change in working capital
1.4
21.0                 (18.5)
Taxation paid
(44.3)
(17.1)                (11.3)
Other non-cash items
1.2
(15.6)                   5.8
Dividends paid
(78.3)
(7.2)                (29.4)
Ordinary shareholders
(76.8)
-                 (29.4)
Minority shareholders in subsidiaries
(1.5)
(7.2)                       -
Cash flows from investing activities
(184.1)
(280.6)                (78.9)
Capital expenditure – additions
(167.3)
(136.9)                (78.0)
Capital expenditure – proceeds on disposal
1.2
1.7                     0.6
Purchase of investments
-
(3.5)                  (1.9)
Proceeds on the disposal of investments
(17.1)
(133.0)                   1.3
Proceeds on the disposal of exploration rights
0.3
0.2                        -
Environmental and post-retirement health care payments
(1.2)
(9.1)                  (0.9)
Cash flows from financing activities
(23.8)
9.7                 (31.7)
Loans received
-
3.8                        -
Loans repaid
(21.9)
-                 (21.5)
Minority shareholders loans received
(6.4)
(5.2)                       -
Shares issued/(repurchased)
4.5
11.1                 (10.2)
Net cash outflow
(59.5)
(10.3)                (64.9)
Translation adjustment
2.8
(11.1)                   3.5
Cash at beginning of period
217.7
239.1                503.7
Cash at end of period
161.0
217.7                442.3

I
GOLD FIELDS RESULTS Q1F2007
H e d g i n g / D e r i v a t i v e s
Policy
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
•
to protect cash flows at times of significant expenditure,
•
for specific debt servicing requirements, and
•
to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Gold Fields has various currency financial instruments - those remaining are described in the schedule. It has been decided not to account for these instruments under the hedge accounting rules of IAS 39 and accordingly the positions have been marked to market.
Position at end of September 2006
On 7 January 2004, Gold Fields Australia closed out its Australian dollar/United States dollar currency financial instruments. The existing forward purchases of Australian dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding open position of US$275 million was at an average spot rate of 0.7670 US$/A$. These transactions locked in gross profit amounting to
US$115.7 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions. An amount of US$102.8 million had already been accounted for up until the end of December 2003. In addition, in order that the Group was able to participate in further
Australian dollar appreciation, a strip of quarterly maturing Australian dollar/US dollar call options were purchased in respect of an amount of
US$275 million of which the value dates and amounts match those of the original structure. The Australian dollar call options resulted in a premium of US$8.3 million. The payment of the premium will be effected so as to match the maturity dates of the original structure. The average strike price of the options is 0.7670 US$/A$.

Subsequent to this, on 7 May 2004, the future US dollar values were fixed in Australian dollars to take advantage of the weakened Australian dollar against the US dollar at that time. The original value of the future cash flows was US$107.4 million or A$140.0 million at 0.7670 US$/A$, the rate at the time of the original transaction. The value fixed in Australian dollars amounted to A$147 million, based on the spot rate on 7 May 2004 of
0.7158 US$/A$. The balance at the end of the June quarter was A$37.8 million. This position was closed out and a cash inflow of A$38.2 million was received early in July 2006. As this financial instrument has been closed out, there will be no further cash flows, however, the unmatured
Australian dollar call options are detailed below:

The balance of the unmatured call options purchased at a total cost of US$8.3 million, are detailed below:
US Dollars / Australian Dollars call options
Year ended 30 June 2007
Australian dollar call options:
Amount (US dollars) - 000’s
50,000
Average strike price - (US$/A$)
0.7670
The marked to market value of all transactions making up the positions in the above table was a positive US$0.2 million. This was based on an exchange rate of A$/US$ 0.7554. The value was based on the prevailing interest rates and volatilities at the time.
US Dollars / Rand forward purchases
Year ended 30 June
2007
Forward purchases:
Amount (US Dollars) - 000’s
30,000
Average rate - (ZAR/US$)
6.8319
The marked to market value of all transactions making up the positions in the above table was a positive R25.1 million (US$3.5 million).
The value was based on an exchange rate of ZAR/US$7.60 and the prevailing interest rates and volatilities at the time. The forward purchases of US$30 million will mature on 5 December 2006.
Diesel Hedge
On 3 July 2006, Gold Fields Ghana purchased a one year Asian style (average monthly price) call option in respect of 58.8 million litres of diesel, settled monthly, to protect against adverse energy price movements. The call option resulted in a premium of US$2.5 million, paid upfront, at a strike price of US$0.5716 per litre (US$676.20 per metric ton). This equates to US$73.89 per barrel brent crude and
US$0.5371 cents per litre IPE Gasoil. The price at the end of September was US$60.95 per barrel and US$0.4504 cents per litre respectively.
The balance of the unexpired options are given below:
Year ended 30 June
2007
Forward purchases:
Amount (litres) - 000’s 49,000
Strike price - US$/litre 0,5716
Conversion factor from US dollar per metric ton to US dollar cents per litre = 1,183
The marked to market value of all transactions making up the position above was a positive US$0.4 million. The value was based on an IPE Gasoil price of US$0.4818 per litre (US$569.97 per metric ton). The value was based on the prevailing interest rates and volatilities at the time.

GOLD FIELDS RESULTS Q1F2007
I

T o t a l   c a s h   c o s t s
Gold Institute Industry Standard
All figures are in Rand millions unless otherwise stated
South African Operations
International Operations
Ghana         Venezuela
Australia
#
Total Mine
Operations
Total      Driefontein
Kloof          Beatrix     Total
Tarkwa     Damang   Choco 10     St Ives
Agnew
Operating costs
(1)
September
2006
2,763.6
1,644.0
650.0
615.5
378.5
1,119.6
428.5   142.4
69.6
392.0
87.1
June
2006
2,518.8
1,563.1
621.5
591.7
349.9
955.7
370.1   125.6
41.1
316.8
102.1
Gold-in-process and
September 2006
(13.3)
-
-
-
-
(13.3)
(3.2)       7.8       (4.1)
(12.4)
(1.4)
inventory change*
June 2006
(17.5)
-
-
-
-
(17.5)
(7.7)     (3.9)
2.9
(6.9)
(1.9)
Less:
Rehabilitation costs
September 2006
8.7
6.4
3.0
2.0
1.4
2.3
0.7          -             -
1.6
-
June
2006
9.9
9.5
2.8
4.1
2.6
0.4
0.4          -             -
-
-
Production taxes
September 2006
7.2
7.2
3.3
2.5
1.4
-
-
-
-
-
-
June
2006
7.9
7.9
3.7
3.5
0.7
-
-
-
-
-
-
General and admin
September 2006
123.1
71.7
29.0
24.1
18.6
51.4
23.4       3.7       11.6
9.9
2.8
June
2006
95.9
51.7
22.7
18.5
10.5
44.2
21.6       3.2         3.7
9.0
6.7
Exploration costs
September 2006
8.8
-
-
-
-
8.8
-        2.1
-
6.1
0.6
June 2006
40.0
-
-
-
-
40.0
-      13.1
-
22.6
4.3
Cash operating costs
September 2006
2,602.5
1,558.7
614.7
586.9
357.1
1,043.9
401.2 144.4
53.9
362.0
82.3
June
2006
2,347.6
1,494.0
592.3
565.6
336.1
853.6
340.4 105.4
40.3
278.3
89.2
Plus:       Production
taxes
September 2006
7.2
7.2
3.3
2.5
1.4
-
-
-
-
-
-
June
2006
7.9
7.9
3.7
3.5
0.7
-
-
-
-
-
-
Royalties              September 2006
50.9
-
-
-
-
50.9
23.1       6.4         2.1
13.8
5.5
June
2006
46.5
-
-
-
-
46.5
21.2       6.7          2.5
11.4
4.7
TOTAL CASH COSTS
(2)
September
2006
2,660.6
1,565.9
618.0
589.4
358.5
1,094.7
424.3   150.8
56.0
375.8
87.8
June
2006
2,402.0
1,501.9
596.0
569.1
336.8
900.1
361.6   112.1
42.8
289.7
93.9
Plus:
Amortisation*
September 2006
643.8
342.8
119.8
139.5
83.5
301.0
66.5       7.1        12.7
214.7
June
2006
581.9
367.2
129.0
124.8
113.4
214.7
56.2       6.0        13.0
139.5
Rehabilitation
September 2006
8.7
6.4
3.0
2.0
1.4
2.3
0.7           -            -
1.6
June
2006
9.9
9.5
2.8
4.1
2.6
0.4
0.4           -            -
-
TOTAL PRODUCTION COSTS
(3)
September
2006
3,313.1
1,915.1
740.8
730.9
443.4
1,398.0
491.5   157.9
68.7
679.9
June
2006
2,993.8
1,878.6
727.8
698.0
452.8
1,115.2
418.2   118.1
55.8
523.1
Gold sold – thousand ounces
September 2006
1,071.1
649.3
257.5
242.7
149.1
421.8
173.6     48.5        17.2
123.4
59.2
June
2006
1,089.1
668.8
285.1
236.0
147.7
420.3
176.0     55.7        22.8
116.4
49.3
TOTAL CASH COSTS
September 2006
350
340
338
342
339
365
344      438         458
429
209
- US$/oz                                     June
2006
345
351
327
377
357
335
321      315         293
389
298
TOTAL CASH COSTS
September 2006
79,862
77,543
77,163
78,077
77,330
83,431
78,589 100,000  104,478
97,941
47,691
- R/kg                                         June
2006
70,908
72,196
67,200
77,534
73,313
68,857
66,046  64,686     60,282
79,983
61,292
TOTAL PRODUCTION COSTS
September 2006
436
415
405
424
419
467
399       459         561
525
- US$/oz                                     June
2006
430
440
399
463
480
415
372       332         383
494
DEFINITIONS
Total cash costs and Total production costs are calculated in accordance with the Gold Institute Industry standard.
(1)
Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.
(2)
Total cash costs – Operating costs less off-mine costs, including general and administration costs, as detailed in the table above.
(3)
Total production costs – Total cash costs plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.
Average exchange rates are US$1 = R7.10 and US$1 = R6.39 for the September and June 2006 quarters respectively.
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
Restated total cash cost on the assumption that Ore Reserve Development (ORD) is fully expensed
South African Operations
International
Operations
Total Mine
Operations
Total    Driefontein  Kloof     Beatrix     Total
Total cash costs as above
September 2006
2,660.6
1,565.9
618.0
589.4
358.5
1,094.7
(ORD capitalised)
June 2006
2,402.0
1,501.9
596.0
569.1
336.8
900.1
Add back ORD
September 2006
233.1
233.1
85.4
87.9
59.8
June
2006
212.7
212.7
81.8
75.0
55.9
Restated total cash costs#
September 2006
2,893.7
1,799.0
703.4
677.3
418.3
1,094.7
June
2006
2,614.7
1,714.6
677.8
644.1
392.7
900.1
Restated total cash costs
September 2006
381
390
385
393
395
365
- US$ per ounce
June 2006
376
401
372
427
416
335
Restated total cash costs
September 2006
86,859
89,086
87,826
89,720
90,229
83,431
- Rand per kilogram
June 2006
77,187
82,421
76,423
87,752
85,481
68,857
\
#Restated total cash costs relates to total cash costs prior to the change in accounting policy.

I
GOLD FIELDS RESULTS Q1F2007
O p e r a t i n g   a n d   f i n a n c i a l   r e s u l t s
South African Operations
South African Rand
Total Mine
Operations
Total          Driefontein           Kloof              Beatrix
Operating Results
Ore milled/treated (000 tons)                              September
2006
12,858
3,679
1,703                 992                   984
June
2006
12,651
3,614
1,738                 992                   884
Yield (grams per ton)
September 2006
2.6
5.5                  4.7                  7.6                   4.7
June
2006
2.7
5.8                  5.1                  7.4                   5.2
Gold produced (kilograms)
September 2006
33,283
20,194               8,009               7,549               4,636
June
2006
33,783
20,803               8,869               7,340               4,594
Gold sold (kilograms)
September 2006
33,315
20,194               8,009               7,549               4,636
June
2006
33,875
20,803               8,869               7,340               4,594
Gold price received (Rand per kilogram)
September 2006
142,035
142,121            141,978           141,820            142,860
June
2006
128,974
129,164            128,932           129,360            129,299
Total cash costs (Rand per kilogram)
September 2006
79,862
77,543             77,163             78,077              77,330
June
2006
70,908
72,196             67,200             77,534              73,313
Total production costs (Rand per kilogram)
September 2006
99,448
94,835             92,496              96,821             95,643
June
2006
88,378
90,304             82,061              95,095             98,563
Operating costs (Rand per ton)
September 2006
215
447                  382                 620                  385
June
2006
199
433                  358                 596                  396
Financial Results (Rand million)
Revenue                                                         September
2006
4,731.9
2,870.0            1,137.1            1,070.6               662.3
June
2006
4,369.0
2,687.0
1,143.5               949.5               594.0
Operating costs
September 2006
2,763.6
1,644.0               650.0              615.5               378.5
June
2006
2,518.8
1,563.1               621.5              591.7               349.9
Gold inventory change
September 2006
(18.3)
-                      -                     -                      -
June
2006
(22.7)
-                      -                     -                      -
Operating profit                                             September
2006
1,986.6
1,226.0               487.1              455.1                283.8
June
2006
1,872.9
1,123.9               522.0              357.8                244.1
Amortisation of mining assets
September 2006
648.8
342.8               119.8               139.5                 83.5
June
2006
587.2
367.2               129.0               124.8               113.4
Net operating profit
September 2006
1,337.8
883.2               367.3               315.6               200.3
June
2006
1,285.7
756.7               393.0               233.0               130.7
Other income/(expense)
September 2006
(16.8)
(26.7)                (8.8)                (7.3)               (10.6)
June
2006
(20.1)
(37.0)              (11.8)               (10.6)               (14.6)
Profit before taxation
September 2006
1,321.0
856.5              358.5                308.3              189.7
June
2006
1,265.6
719.7              381.2                222.4              116.1
Mining and income taxation                                September
2006
476.9
302.8               122.8               106.9                73.1
June 2006
429.9
258.5
129.3                 80.8                48.4
- Normal taxation
September 2006
246.3
112.9               112.8
0.1
-
June
2006
204.5
88.0                87.8
-                  0.2
- Deferred taxation
September 2006
230.6
189.9                 10.0              106.8                 73.1
June
2006
225.4
170.5                 41.5                80.8                48.2
Profit before exceptional items
September 2006
844.1
553.7               235.7              201.4               116.6
June 2006
835.7
461.2               251.9              141.6                 67.7
Exceptional items
September 2006
8.3
8.2                   4.5                    -                  3.7
June
2006
0.6
4.8                   0.1                 0.1                  4.6
Net profit
September 2006
852.4
561.9               240.2              201.4               120.3
June
2006
836.3
466.0               252.0              141.7                72.3
September 2006
859.3
556.6               237.3              201.3               118.0
June 2006
810.6
463.2               252.0              141.7                 69.5
Net profit excluding gains and losses on
financial instruments and foreign debt and
exceptional items
Capital expenditure
September 2006
821.7
432.7               143.7              183.7               105.3
June 2006
726.5
440.4               168.9               141.1              130.4
Planned for next six months to March 2007
2,141.6
858.8               248.2               364.8              245.8

GOLD FIELDS RESULTS Q1F2007
I

O p e r a t i n g   a n d   f i n a n c i a l   r e s u l t s
International Operations
Ghana
Venezuela                  Australia
#
South African Rand
Total
Tarkwa
Damang
Choco 10
St Ives
Agnew
Operating Results
Ore milled/treated (000 tons)
September 2006
9,179            5,514            1,317
306                1,698
344
June
2006
9,037             5,381           1,302
348                1,682
324
Yield (grams per ton)
September 2006
1.4                1.0               1.1               1.7                   2.3                  5.4
June 2006
1.4                1.0               1.3               1.8                   2.2                  4.7
Gold produced (kilograms)
September 2006
13,089            5,399            1,508
504                3,837              1,841
June
2006
12,980            5,475            1,733
618                3,622              1,532
Gold sold (kilograms)
September 2006
13,121            5,399            1,508
536                3,837              1,841
June
2006
13,072            5,475            1,733
710                3,622              1,532
Gold price received (Rand per kilogram)
September 2006
141,902         142,323         141,976         136,940            141,725           142,423
June
2006
128,672         128,858         129,140         126,056            128,548           128,982
Total cash costs (Rand per kilogram)
September 2006
83,431           78,589
100,000           104,478             97,941             47,691
June
2006
68,857           66,046         64,686            60,282             79,983             61,292
Total production costs (Rand per kilogram)
September 2006
106,547           91,035
104,708          128,172
119,743
June
2006
85,312           76,384         68,148           78,592
101,494
Operating costs (Rand per ton)
September 2006
122                 78
108                228                   231                253
June
2006
106                 69               96                118                  188                 315
Financial Results (Rand million)
Revenue
September 2006
1,861.9             768.4           214.1              73.4                543.8              262.2
June
2006
1,682.0             705.5           223.8              89.5                465.6              197.6
Operating costs
September 2006
1,119.6             428.5           142.4               69.6               392.0                87.1
June
2006
955.7             370.1           125.6               41.1               316.8              102.1
Gold inventory change
September 2006
(18.3)              (4.5)               7.9              (4.1)               (19.8)
2.2
June
2006
(22.7)              (9.5)             (3.9)                2.9                (9.7)                (2.5)
Operating profit September
2006
760.6            344.4              63.8
7.9                171.6              172.9
June
2006
749.0            344.9            102.1              45.5                158.5                98.0
Amortisation of mining assets
September 2006
306.0              67.8               7.0              12.7
218.5
June 2006
220.0              58.0               6.0              13.0
143.0
Net operating profit
September 2006
454.6             276.6             56.8              (4.8)
126.0
June
2006
529.0             286.9             96.1              32.5
113.5
Other income/(expense)
September 2006
9.9              (7.4)               0.2                6.1
11.0
June 2006
16.9                1.4               5.0                0.3
10.2
Profit before taxation
September 2006
464.5            269.2              57.0
1.3
137.0
June
2006
545.9            288.3            101.1              32.8
123.7
Mining and income taxation September
2006
174.1              86.2             19.2               14.1
54.6
June 2006
171.4              84.2             28.8               16.1
42.3
- Normal taxation
September 2006
133.4               91.1              8.9               14.1
19.3
June
2006
116.5               65.0            19.3               16.1
16.1
- Deferred taxation
September 2006
40.7              (4.9)             10.3
-
35.3
June
2006
54.9              19.2               9.5
-
26.2
Profit before exceptional items
September 2006
290.4            183.0             37.8             (12.8)
82.4
June 2006
374.5            204.1             72.3               16.7
81.4
Exceptional items
September 2006
0.1                    -                  -                   -
0.1
June
2006
(4.2)                    -                  -                   -
(4.2)
Net profit
September 2006
290.5             183.0             37.8            (12.8)
82.5
June
2006
370.3             204.1             72.3              16.7
77.2
September 2006
302.7             191.0             40.6            (12.8)
83.9
June 2006
347.4             199.7             70.1              16.7
60.9
Net profit excluding gains and losses on
financial instruments and foreign debt and
exceptional items
Capital expenditure
September 2006
389.0              90.2              48.1              77.2               116.3                57.2
June 2006
286.1              84.1              53.4              26.8                 90.2                31.6
Planned for next six months to March 2007
1,282.8            557.8             120.8            158.8               322.0              123.4
Average exchange rates are US$1 = R7.10 and US$1 = R6.39 for the September 2006 and June 2006 quarters respectively.
Figures may not add as they are rounded independently.

I
GOLD FIELDS RESULTS Q1F2007
Operating and financial results
South African Operations

United States Dollars
Total Mine
Operations
Total             Driefontein            Kloof             Beatrix
Operating Results
Ore milled/treated (000 tons)
September 2006
12,858
3,679                1,703                992                   984
June 2006
12,651
3,614                1,738                992                   884
Yield (ounces per ton)
September 2006
0.083
0.176                0.151              0.245
0.151
June 2006
0.086
0.185                0.164              0.238
0.167
Gold produced (000 ounces)
September 2006
1,071.2
649.3                 257.5             242.7
149.1
June 2006
1,086.1
668.8                 285.1             236.0
147.7
Gold sold (000 ounces)
September 2006
1,071.1
649.3                 257.5             242.7
149.1
June 2006
1,089.1
668.8                 285.1             236.0
147.7
Gold price received (dollars per ounce)
September 2006
622
623                    622               621
626
June 2006
628
629                    628               630
629
Total cash costs (dollars per ounce)
September 2006
350
340                    338               342
339
June 2006
345
351                    327               377
357
Total production costs (dollars per ounce)
September 2006
436
415                    405               424
419
June 2006
430
440                    399               463
480
Operating costs (dollars per ton)
September 2006
30
63                     54                 88
54
June 2006
31
68                     56                 94
62
Financial Results ($ million)
Revenue
September 2006
666.5
404.2                 160.2             150.8                  93.3
June 2006
682.7
419.8                 178.7             148.4                  92.8
Operating costs
September 2006
389.2
231.5                   91.5               86.7
53.3
June 2006
393.6
244.2                   97.1               92.5
54.7
Gold inventory change
September 2006
(2.6)
-                       -                     -
-
June 2006
(3.6)
-                       -                     -
-
Operating profit                                        September 2006
279.9
172.7                   68.7               64.1
40.0
June 2006
292.7
175.7                   81.6               55.9
38.1
Amortisation of mining assets
September 2006
91.4
48.3                   16.9               19.6
11.9
June 2006
91.8
57.4                   20.2               19.5
17.7
Net operating profit
September 2006
188.5
124.4                   51.8               44.5
28.1
June 2006
200.9
118.3                   61.4               36.4
20.4
Other income/(expenses)
September 2006
(2.4)
(3.8)                   (1.2)               (1.0)
(1.5)
June 2006
(3.2)
(5.8)                   (1.8)                (1.7)
(2.3)
Profit before taxation
September 2006
186.1
120.7                   50.5                43.5
26.6
June 2006
197.7
112.5                   59.6                34.7
18.1
Mining and income taxation                           September 2006
67.2
42.7                   17.3                15.1
10.3
June 2006
67.2
40.3                   20.2                12.6                 7.5
- Normal taxation
September 2006
34.7
15.9                   15.9
-                    -
June 2006
32.1
13.7                   13.7
-                    -
- Deferred taxation
September 2006
32.5
26.8                     1.4                15.1
10.3
June 2006
35.2
26.7                     6.6                12.5
7.6
Profit before exceptional items
September 2006
119.0
78.1                   33.2                28.4
16.4
June 2006
130.5
72.1                   39.4                22.1
10.6
Exceptional items
September 2006
1.1
1.1                    0.6                     -
0.5
June 2006
0.1
0.8                       -                      -
0.7
Net profit
September 2006
120.1
79.2                  33.9                 28.4
16.9
June 2006
130.6
72.9                  39.4                 22.1
11.3
September 2006
121.9
79.2                  33.9                 28.4
16.9
June 2006
126.5
72.3                  39.3                 22.1
10.9
Net profit excluding gains and losses on
financial instruments and foreign debt and
exceptional items
Capital expenditure ($ million)                  September
2006
115.7
60.9                  20.2                25.9
14.8
June 2006
113.6
68.9                  26.4                 22.1
20.4
Planned for next six months to March 2007
290.0
121.0                  35.0                 51.4
34.6
Average exchange rates are US$1 = R7.10 and US$1 = R6.39 for the September 2006 and June 2006 quarters respectively. The Australian Dollar exchange rates were AUS$1 =
R5.38 and AUS$1 = R4.77 for the September 2006 and June 2006 quarters respectively.
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
Figures may not add as they are rounded independently.

GOLD FIELDS RESULTS Q1F2007
I

Operating and financial results
International Operations
Australian Dollars
Ghana
Venezuela
Australia #
Australia #
United States Dollars
Total
Tarkwa
Damang    Choco 10
St Ives
Agnew
St Ives
Agnew
Operating Results
September 2006
9,179        5,514           1,317            306
1,698         344
1,698          344
Ore milled/treated
(000 tons)
June 2006
9,037        5,381           1,302            348
1,682         324
1,682          324
Yield (ounces per ton)
September 2006
0.046        0.031           0.037         0.053
0.073       0.172
0.073        0.172
June 2006
0.046        0.033           0.043         0.057
0.069       0.152
0.069        0.152
September 2006
420.8        173.6             48.5          16.2
123.4         59.2
123.4          59.2
Gold produced
(000 ounces)
June 2006
417.3        176.0             55.7          19.9
116.4         49.3
116.4          49.3
Gold sold (000 ounces)
September 2006
421.8        173.6             48.5          17.2
123.4         59.2
123.4          59.2
June
2006
420.3        176.0             55.7          22.8
116.4         49.3
116.4          49.3
September 2006
622           623             622            600
621          624
820           823
June 2006
626           627             629            614
626          628
838           841
Gold price received
(dollars per ounce)
September 2006
365           344             438            458
429          209
564           276
June 2006
335            321            315            293
389          298
522           400
Total cash costs
(dollars per ounce)
September 2006
467            399            459            561
525
693
June 2006
415            372            332            383
494
662
Total production costs
(dollars per ounce)
September 2006
17              11              15             32
33            36
43            47
Operating costs
(dollars per ton)
June 2006
17              11              15             18
29            49
39            66
Financial Results ($ million)
Revenue
September 2006
262.3          108.2           30.2           10.3          76.6         36.9
101.1        48.7
June
2006
263.0          110.2           35.0           14.0          72.8         31.0
97.7        41.5
Operating costs
September 2006
157.7           60.4           20.1              9.8
55.2         12.3
72.9         16.2
June
2006
149.3           57.8           19.6              6.4
49.5         16.0
66.5         21.4
Gold inventory change
September 2006
(2.6)          (0.6)             1.1            (0.6)
(2.8)           0.3
(4.1)          0.4
June
2006
(3.5)          (1.5)            (0.6)             0.5
(1.5)          (0.4)
(2.0)         (0.5)
Operating profit                   September
2006
107.1           48.5              9.0             1.1
24.2          24.4
32.3       32.1
June
2006
117.1           53.9            16.0              7.1
24.8          15.3
33.3       20.6
Amortisation of mining assets
September 2006
43.1             9.5             1.0              1.8                30.8                               41.8
June
2006
34.4             9.1             0.9              2.0                22.3                                30.0
Net operating profit
September 2006
64.0            39.0             8.0            (0.7)
17.7
22.6
June
2006
82.7            44.8           15.0              5.1               17.7                                23.8
Other income/(expenses)
September 2006
1.4           (1.0)
-              0.9
1.5
2.0
June
2006
2.5            0.2               0.8             0.1                 1.5
2.1
Profit before taxation
September 2006
65.4            37.9              8.0             0.2                19.3                                24.6
June
2006
85.2            45.0            15.8             5.1                19.2                                26.0
Mining and income taxation      September
2006
24.5            12.1             2.7             2.0                  7.7
9.9
June
2006
26.9            13.2             4.5             2.6                   6.6
8.9
- Normal taxation
September 2006
18.8            12.8             1.3              2.0                 2.7
3.6
June
2006
18.2            10.2             3.0              2.5                 2.5
3.4
- Deferred taxation
September 2006
5.7           (0.7)              1.5
-
5.0
6.3
June
2006
8.6             3.0              1.5               -
4.1
5.5
September 2006
40.9            25.8             5.3            (1.8)
11.6
14.7
Profit before exceptional
items
June 2006
58.4            31.9           11.3              2.6                12.6                                 17.1
Exceptional items
September 2006
-                -                 -                 -
-
-
June 2006
(0.7)                -                 -                 -               (0.7)                                (0.9)
Net profit
September 2006
40.9             25.8             5.3          (1.8)
11.6
14.8
June 2006
57.8             31.9           11.3             2.6                12.0                                 16.2
September 2006
42.7             25.8             5.3
-
11.6
14.8
June 2006
54.2             31.2           11.0             2.6                 9.4
12.8
Net profit excluding gains
and losses on financial
instruments and foreign debt,
and exceptional items
Capital expenditure
September 2006
54.8             12.7             6.8           10.9           16.4           8.1
21.6           10.6
June 2006
44.7             13.1             8.3            4.2            14.1           4.9
18.9             6.6
Planned for next six months to March 2007
168.8            73.4            15.9           20.9            42.4         16.2
56.1            21.5

I
GOLD FIELDS RESULTS Q1F2007
Underground and surface
South African Rand and Metric Units
South African Operations
International Operations
Ghana Venezuela
Australia
Operating Results
Total Mine
Operations
Total      Driefontein
Kloof           Beatrix          Total
Tarkwa
Damang     Choco 10
St Ives
Agnew
Ore milled / treated (000 ton)
- underground
September 2006
3,316            2,800          964        852         984         516              -              -            -
396
120
June
2006
3,204            2,634          924        826         884         570              -              -            -
458
112
- surface
September 2006
9,542
879           739        140
-
8,663        5,514      1,317          306     1,302         224
June 2006
9,447
980           814        166
-
8,467        5,381      1,302          348     1,224         212
- total
September 2006
12,858           3,679         1,703        992         984      9,179       5,514      1,317           306     1,698         344
June 2006
12,651           3,614         1,738        992         884      9,037        5,381     1,302           348     1,682         324
Yield (grams per ton)
- underground
September 2006
6.8
6.9           7.5          8.7          4.7         6.1             -             -              -
4.4
12.0
June
2006
7.1
7.5           8.7          8.7          5.2         5.1             -             -               -
3.7
10.6
- surface
September 2006
1.1
1.0           1.1          0.9             -          1.2         1.0          1.1          1.8         1.6          1.8
June
2006
1.2
1.0           1.0          0.9             -          1.2         1.0          1.3          1.8         1.6           1.6
- combined
September 2006
2.6
5.5            4.7         7.6          4.7          1.4         1.0          1.1          1.8          2.3          5.4
June 2006
2.7
5.8            5.1         7.4          5.2          1.4         1.0          1.3          1.8          2.2          4.7
Gold produced (kilograms)
- underground
September 2006
22,449           19,287       7,228      7,423      4,636       3,162            -              -            -
1,725
1,437
June
2006
22,718           19,825       8,044      7,187     4,594        2,893            -              -            -
1,702
1,191
- surface
September 2006
10,834
907           781         126
-
9,927       5,399       1,508         504      2,112         404
June
2006
11,065
978           825         153
-
10,087       5,475       1,733         618      1,920         341
- total
September 2006
33,283          20,194        8,009      7,549      4,636
13,089       5,399       1,508         504      3,837      1,841
June 2006
33,783          20,803        8,869      7,340      4,594
12,980       5,475       1,733         618      3,622      1,532
Operating costs (Rand per ton)
- underground
September 2006
543
567           626         711         385        414              -             -             -
398
466
June
2006
528
574           622         712         396        316              -             -             -
300
379
- surface
September 2006
101
64            63           72             -
105            78          108         228        180        139
June
2006
87
52            58           24             -          92            69           96         118
146
282
- total
September 2006
215
447           382         620         385        122            78         108          228       231         253
June 2006
199
433           358         596         396        106            69           96         118
188
315
Restated operating cost per ton on the assumption that the Ore Reserve Development (ORD) is fully expensed
South African Operations
International
Operations
Total Mine
Operations
Total     Driefontein
Kloof        Beatrix      Total
- underground
September 2006
612               650         715       814          445        414
June
2006
595               655         710       802          459        316
- surface
September 2006
101
64             63        72              0
105
June
2006
87
52             58        24              0        92
- total
September 2006
233              510           432      709          445       122
June
2006
216              491           405       672         459       106

GOLD FIELDS RESULTS Q1F2007
I

Development results
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres
Driefontein
September 2006 quarter
June 2006 quarter
Reef
Carbon
Leader
Main
VCR
Carbon
Leader
Main                   VCR
Advanced (m) 4,376 824
1,839                  4,796                    713                  1,595
Advanced on reef (m) 993 163
246                    887                     243                     121
Sampled (m) 942 141
252                    768                     240                     168
Channel width (cm) 60 44
77                      55                      57                       27
Average value
–      (g/t)
19.7 11.3
13.4                   35.6                     5.3                    23.1
– (cm.g/t) 1,185¹ 502
1,028²                   1,965                    299                     625
Kloof
September 2006 quarter
June 2006 quarter
Reef              Libanon
Kloof
Main
VCR         Libanon
Kloof
Main
VCR
Advanced (m) 12 312 1,587
6,719               18                207
1,258 6,718
Advanced on reef (m) - 54 440
1,320               18                121             404
1,503
Sampled (m) - 57 438
979                 9                126             318
1,318
Channel width (cm) - 85 100
78              248                142             145                80
Average value
–       (g/t)
- 6.0 9.6
19.5                 -                 4.4              7.5              23.1
– (cm.g/t) - 506 954
1,522³                  -
619 1,091 1,852
Beatrix
September 2006 quarter
June 2006 quarter
Reef
Beatrix
Kalkoenkrans                  Beatrix
Kalkoenkrans
Advanced                            (m)
8,366
2,629                   7,737                                           2,304
Advanced on reef (m) 1,516
56                   1,224
94
Sampled                              (m)
1,470
63                   1,182                                              114
Channel width (cm) 77
137                       90                                               131
Average value
–       (g/t)
12.2
19.7                    11.2                                                9.9
– (cm.g/t) 932
2,698                  1,007                                             1,294
1) Low values were intersected developing to the east on 1 and 5 shafts in the single band Carbon Leader. At 5 shaft the low grades are mostly associated
with a faulted zone associated with the syncline axis.
2) VCR values at 4 shaft were high, but low grades at 2 and 6 shafts reduced the overall value.
3) The off-reef development is focused on accessing the higher grade VCR between 3 and 4 shafts.

I
GOLD FIELDS RESULTS Q1F2007
A d m i n i s t r a t i o n a n d c o r p o r a t e i n f o r m a t i o n

Corporate Secretary
CAIN FARREL
Telephone: (+27)(11) 644 2525
Facsimile: (+27)(11) 484 0626
e-mail: cain.farrel@goldfields.co.za
Registered offices
JOHANNESBURG
Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193
Postnet Suite 252
Private Bag x 30500
Houghton 2041
Tel: (+27)(11) 644-2400
Fax: (+27)(11) 484-0626
LONDON
St James ’s Corporate Services Limited
6 St James ’s Place
London SW1A 1NP
United Kingdom
Telephone:(+44)(20) 7499 3916
Facsimile: (+44)(20) 7491 1989
American Depository
Receipts Transfer Agent
Bank of New York
Shareholder Relations
P O Box 11258
New York, NY20286 –1258

US toll-free telephone: (1)(888) 269 2377
e-mail: shareowner-svcs@mail.bony.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Investor relations
South Africa

WILLIE JACOBSZ
Telephone: (+27)(11) 644 2460
Facsimile: (+27)(11) 484 0639
e-mail: williej@goldfields.co.za

NERINA BODASING
Telephone: (+27)(11) 644 2630
Facsimile: (+27)(11) 484 0639
e-mail: nerina.bodasing@goldfields.co.za

North America
CHERYL A MARTIN
Telephone: (+1)(303) 796 8683
Facsimile: (+1)(303) 796 8293
e-mail: camartin@gfexpl.com
Transfer Secretaries
South Africa
Computershare Investor Services 2004
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Telephone: (+27)(11) 370 5000
Facsimile: (+27)(11) 370 5271

United Kingdom
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Telephone: (+44)(20) 8639 2000
Facsimile: (+44)(20) 8658 3430

WEBSITE
http://www.goldfields.co.za
http://www.gold-fields.com
Forward Looking Statements
Certain statements in this document constitute “forward
looking statements” within the meaning of Section 27A of
the US Securities Act of 1933 and Section 21E of the US
Securities Exchange Act of 1934.
Such forward looking statements involve known and
unknown risks, uncertainties and other important factors
that could cause the actual results, performance or
achievements of the company to be materially different
from the future results, performance or achievements
expressed or implied by such forward looking statements.
Such risks, uncertainties and other important factors
include among others: economic, business and political
conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface
gold mining; labour disruptions; changes in government
regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and
other macro-economic factors; and the impact of the AIDS
crisis in South Africa. These forward looking statements
speak only as of the date of this document.
The company undertakes no obligation to update publicly
or release any revisions to these forward looking
statements to reflect events or circumstances after the date of this document or to reflect the occurrence of
unanticipated events.

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code:
GFI
Issuer code:
GOGOF
ISIN: ZAE 000018123
Directors
A J Wright (Chairman)
I D Cockerill * (Chief Executive Officer)
N J Holland * (Chief Financial Officer)
K Ansah#
G J Gerwel
A Grigorian °
J G Hopwood
J M McMahon *
D M J Ncube
R L Pennant-Rea *
P J Ryan
T M G Sexwale
C I von Christierson
* British
# Ghanaian
° Russian

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26
October 2006

GOLD FIELDS LIMITED
By:

Name: Mr W J Jacobsz
Title:   Senior Vice President: Investor
Relations and Corporate Affairs